Filed Pursuant to Rule 424(b)(5)
Registration No. 333-175094

Prospectus Supplement

To prospectus dated August 1, 2011

5,000,000 Shares

Quality Distribution, Inc.

Common Stock

Quality Distribution is offering 2,500,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus supplement are offering an additional 2,500,000 shares. Quality Distribution will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

The common stock is quoted on the NASDAQ Global Market under the symbol “QLTY”. The last reported sale price of the common stock on March 7, 2012 was $13.26 per share.

See “Risk Factors” on page S-18 and in our Annual Report on Form 10-K for the year ended December 31, 2011 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$13.00	$65,000,000
Underwriting discount	$0.5525	$2,762,500
Proceeds, before expenses, to Quality Distribution	$12.4475	$31,118,750
Proceeds, before expenses, to the selling stockholders	$12.4475	$31,118,750

To the extent that the underwriters sell more than 5,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 750,000 shares from the selling stockholders at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on March 13, 2012.

Goldman, Sachs & Co.	J.P. Morgan	BofA Merrill Lynch	Credit Suisse

SunTrust Robinson Humphrey	BB&T Capital Markets	RBC Capital Markets

Apollo Global Securities, LLC	Avondale Partners	Sterne Agee

Prospectus Supplement dated March 7, 2012.

Prospectus Supplement

Prospectus

We have not authorized any other person to provide any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus, or that information contained in any document incorporated or deemed to be incorporated by reference is accurate as of any date other than the date of that document. Our business, financial condition, results of operations and prospects may have changed since that date.

The distribution of this prospectus supplement and the accompanying prospectus in some jurisdictions may be restricted by law. Persons who receive this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

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CERTAIN TERMS

In this prospectus supplement, unless the context otherwise requires or indicates:

•

(i) the terms “our company,” “Quality Distribution,” “QDI,” “we,” “us” and “our” refer to Quality Distribution, Inc. and its consolidated subsidiaries and their predecessors and (ii) the term “QD LLC” refers to our wholly owned subsidiary, Quality Distribution, LLC, and its consolidated subsidiaries and their predecessors;

•	the term “Boasso” refers to our wholly owned subsidiary Boasso America Corporation and its wholly owned subsidiary Greensville Transport Company (“Greensville”);

•	“Apollo” means Apollo Management, L.P., together with its affiliates;

•	the “2018 Second Secured Notes” means our outstanding 9.875% Second-Priority Senior Secured Notes due 2018;

•	the “2013 PIK Notes” means our previously outstanding 11.75% Senior Subordinated PIK Notes due 2013; and

•	the “ABL Facility” means the asset-based revolving credit facility that we entered into on August 19, 2011, as it may be amended, modified, refinanced or replaced.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference into this prospectus supplement.

We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted.

Information contained in or connected to our website does not constitute part of this prospectus supplement or the accompanying prospectus.

MARKET AND INDUSTRY DATA

Market and industry data and other statistical information used throughout this prospectus supplement or the documents incorporated by reference herein are based on independent industry publications, government publications and other published independent sources, including Bulk Transporter’s Tank Truck Carrier 2010 Annual Gross Revenue Report. Some data are also based on our good faith estimates, which are derived from our review of management’s knowledge of the industry and independent sources. Although we believe that this information is reliable, we cannot guarantee its accuracy and completeness, nor have we independently verified it. We also obtain certain other market share and industry data from internal company analyses and management estimates, and based on our knowledge of the industry. While we believe such internal company analyses and management estimates are reliable, no independent sources have verified such analyses and estimates. Although we are not aware of any misstatements regarding the market share and the industry data that we present in this prospectus supplement, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and “Forward-Looking Statements and Certain Considerations.”

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Our logo and other trademarks mentioned in this prospectus supplement, the accompanying prospectus or any document incorporated by reference herein are our property. Solely for convenience, our trademarks referred to in this prospectus supplement or accompanying prospectus are without the ® or ™ symbol, as applicable, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks. Other brand names or trademarks appearing in this prospectus supplement, the accompanying prospectus or any document incorporated by reference herein are the property of the respective owners.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary may not contain all the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus and the documents incorporated and deemed to be incorporated by reference herein and therein, including the financial statements and related notes, before making an investment decision. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the option granted to the underwriters to purchase additional shares is not exercised.

Our Company

We operate the largest chemical bulk tank truck network in North America through our wholly owned subsidiary, Quality Carriers, Inc. (“QCI”), and are also the largest provider of intermodal ISO tank container and depot services in North America through our wholly owned subsidiary, Boasso, which also includes Greensville. In 2011, we entered the gas and oil frac shale energy markets, providing logistics services to these markets through our wholly owned subsidiaries, QC Energy Resources, Inc. and QC Energy Resources, LLC (collectively, “QCER”). We operate an asset-light business model and service customers across North America through our network of 29 independent affiliates, 95 terminals servicing the chemical markets (89 of which are operated by independent affiliates and 6 which are company-operated), 9 company-operated tank depot services terminals serving the intermodal market, and 2 terminals servicing the energy markets, which are operated by independent affiliates. We utilize approximately 2,700 drivers (approximately 2,500 of whom work within our independent affiliate network). We also own or lease approximately 4,100 tank or specialty trailers, the majority of which we lease or sublease to our independent affiliates to help facilitate our business. These trailers generally have long useful lives and we believe that increasing their utilization can significantly improve our operating income due to high operating leverage. Given the specialty nature of the services we provide and the size of our existing network, we believe there are significant barriers to entry to our industry.

Financial Reporting Segments

In connection with our entry into the gas and oil frac shale energy market in 2011, a new segment for financial reporting purposes was identified during the fourth quarter of 2011, to better distinguish logistics services to the energy markets from logistics services to the chemical markets based upon how these businesses are managed. Our previous logistics segment was renamed Chemical Logistics.

We have three reportable business segments for financial reporting purposes that are distinguished primarily on the basis of services offered:

•	Chemical Logistics, which consists of the transportation of bulk chemicals primarily through our network of 29 independent affiliates, and equipment rental income;

•	Energy Logistics, which consists primarily of the transportation of fresh water, disposal water and oil for the energy logistics markets, primarily through 2 independent affiliates; and

•

Intermodal, which consists solely of Boasso and Greensville’s International Organization for Standardization or intermodal ISO tank container transportation and depot services supporting the international movement of bulk liquids.

In 2011, we generated operating revenue of $746.0 million, of which our chemical logistics business segment accounted for $600.7 million, or 80.5%, our energy logistics segment accounted for $30.5 million, or 4.1% and our intermodal segment accounted for $114.8 million, or 15.4%.

Chemical Logistics

In our chemical logistics business, we primarily coordinate the transport of a broad range of chemical products, primarily through our independent affiliate network, and provide our customers with logistics and other value-added services. We believe we have the leading market share (estimated at 15% in 2010) in the chemical and food grade bulk transportation market (which we estimated to be $4.0 billion in 2010). We are a core transportation provider for many of the major companies engaged in chemical processing, including Arclin, Arkema, Ashland, BASF, Dow, DuPont, ExxonMobil, Georgia-Pacific, Honeywell, PPG Industries, Procter & Gamble, Sunoco and Unilever, and we provide services to most of the top 100 chemical producers with North American operations.

Our independent affiliates generally own or lease their terminals, employ drivers and manage independent owner-operators, pay all tractor operating expenses, lease trailers from us, pay routine maintenance on all trailers and provide national network capacity. Each affiliate is an independent company that generally has an exclusive contract with us to operate under the Quality Carriers® mark and receive a percentage of gross revenues collected on each shipment they transport. We in turn provide various services to the independent affiliates, including working capital, back office and sales support, technology support, insurance and cash flow management and regulatory compliance oversight. Typically, we receive 15% of the revenue (excluding fuel surcharges) generated on loads hauled by the independent affiliates. We also lease our trailers to the independent affiliates typically for a flat weekly rate, and the affiliates have significant contractual limitations on their ability to lease or purchase trailers from sources other than us. When the trailer rent is added to the 15%revenue share per load, we can earn approximately 23% of the total revenue generated on loads hauled. We view the trailer leasing business as attractive given the low upfront costs, long useful life of the equipment, limited maintenance and attractive return on investment. Due to several factors, including our ownership of the customer contracts and relationships, the presence of non-compete agreements with the independent affiliates, and our ownership of the trailers, our relationships with the independent affiliates tend to be long-term in nature, with minimal voluntary turnover.

Of our total affiliates, 26 out of our 29 independent affiliates have been associated with us for more than five years, and we derived approximately 95% of our chemical logistics transportation revenue (excluding intermodal) in 2011 from independent affiliate operations. Our affiliate-based model is an asset-light, variable-cost based model that enables us to leverage our independent affiliates and better serve customers while minimizing capital requirements and fixed costs and maximizing shareholder value. We believe our asset-light business model will enable us to benefit from an economic recovery without incurring substantial capital expenditures.

Our well-established coast-to-coast geographic footprint and our proximity to major chemical production facilities and ports afford us certain advantages that many of our smaller competitors lack. These advantages include the ability to dedicate significant capacity with prompt response times to customers across all of North America and enhanced lane density and efficiencies in driver recruiting.

Our transportation revenue (excluding energy logistics and intermodal) is principally a function of the volume of shipments by the bulk chemical industry, prices, the average number of miles driven per load, our market share and the allocation of shipments between tank truck transportation and other modes of transportation such as rail. The volume of shipments of chemical products is, in turn, affected by many diverse industries and end-use markets, including consumer and industrial products, paints and coatings, paper and packaging, agriculture and food products, and tends to vary with changing economic conditions. In 2011, we experienced some year-over-year volume improvements and believe this trend could continue as the economy recovers.

Energy Logistics

Beginning in the second quarter of fiscal 2011, transportation revenue includes revenue earned from hauling fresh and disposal water for the energy market and in the fourth quarter of 2011 we began hauling oil. This revenue is principally a function of the volume of shipments, price per hour of service, and the allocation of shipments between us and other carriers under logistics contracts we manage. Similar to the shipment of bulk chemicals, we expect revenues to generally be lower during the winter months, as drilling within certain shales that we service may be adversely affected by the severity of weather in various sections of the country. Demand in the energy market is driven by the level of frac shale drilling in North America for natural gas and oil.

Intermodal

In our intermodal business, we are the largest North American provider of intermodal ISO (International Organization for Standardization) tank container transportation and depot services, with nine terminals located in the eastern half of the United States. In addition to intermodal ISO tank transportation services, we provide tank cleaning, heating, testing, maintenance and storage services to customers. We provide local and over-the-road trucking primarily within proximity of the port cities where their depots are located. This business also sells equipment that its customers use for portable alternative storage or office space.

Demand for intermodal ISO tank containers is driven by the aggregate volume of imports and exports of chemicals through United States ports. Our intermodal revenues are accordingly impacted by this import/export volume, in particular the number and volume of shipments through ports at which Boasso has terminals, as well as by its market share. Economic conditions and differences among the laws and currencies of foreign nations may impact the volume of shipments as well. We believe this business will continue to benefit from the trend towards globalization of petrochemical production, leading to greater quantities of chemicals being imported into North America.

Recent Strategic Initiatives

We have implemented several important initiatives designed to grow our business, improve our capital structure, enhance our operating flexibility and strengthen our competitive positioning. As a result, we believe we are well-placed to take advantage of expansion opportunities. These initiatives are summarized below:

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Energy market opportunity.    In late 2010, we initiated a growth strategy targeting the gas and oil frac shale market. We recently established QC Energy Resources, LLC and QC Energy Resources, Inc. (collectively, “QCER”) to provide logistics services to this rapidly growing market. QCER currently serves several customers and operates approximately 200 units of energy equipment in this market. More importantly, in our third quarter of 2011, QCER won a multi-year contract with a major energy company to provide full logistics of their fresh and disposal water hauling needs in the Marcellus Shale region of Pennsylvania. The logistics revenues associated with this contract began in the third quarter of 2011 and are expected to provide significant revenue and growth prospects for the future. In our fourth quarter of 2011, we began hauling oil in the Eagle Ford shale region of Texas which we expect to provide revenue and growth prospects for the future as well. From an operational perspective, the water hauling business is attractive because of its expected higher operating margins and its highly efficient use of assets. We believe the energy market has significant revenue potential and we may realize higher margins and better equipment utilization than we experience in our chemical logistics business. In connection with our entry into this business, due to the attractive return profile associated with this business, we may operate a portion of the business on our own rather than through affiliates, which could affect the overall mix of our asset-light business.

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Acquisitions to facilitate growth.    In 2007, we acquired Boasso, the largest North American provider of ISO intermodal tank container transportation and depot services. In 2011, we acquired Greensville, a leading ISO intermodal tank container transportation and depot services which expanded Boasso’s geographic reach. In addition to acquiring companies, we are able to grow by bringing new independent affiliates into our network. In 2010, we added a dry bulk carrier primarily servicing the east coast markets to our affiliate network, and in 2011, we added a new carrier to haul oil in the Eagle Ford shale. We continue to actively evaluate multiple opportunities to acquire complimentary businesses within the energy markets, as well as all other segments of our business.

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Improved capital structure.    In November 2010, we completed an offering of our 2018 Second Secured Notes, the proceeds of which were used to retire certain indebtedness, effectively extending our principal debt maturities. In February 2011, we raised $17.6 million in a common stock offering and redeemed a portion of our 2013 PIK Notes with our net proceeds therefrom. We subsequently redeemed the remaining outstanding balance of our 2013 PIK Notes in July 2011. In August 2011, we entered into our ABL Facility, which has a maturity of five years and a maximum borrowing capacity of $250.0 million. We believe our liquidity is strong as we had $82.3 million of borrowing availability under our ABL Facility as of December 31, 2011.

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Simplification of business model and transition to asset-light independent affiliate network.    We have transitioned the majority of our company-operated terminals to affiliates, resulting in a highly variable cost structure with relatively minimal capital investment requirements. Our trucking terminals are currently 94% affiliate-operated, compared with 45% as of December 31, 2007. We also moved towards a smaller number of stronger independent affiliates leading to a simpler, more efficient business model with improved customer service.

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Increased focus on cash flow generation.    As a result of our shift to a more asset-light model with an independent affiliate network, we believe we have created a more cash-efficient business model. With minimal maintenance capital investment requirements (net capital expenditures estimated at approximately 1% of revenues) we believe our business model allows for significant cash flow generation. As a result of this increased focus on cash flow generation, in the year ended December 31, 2011, our net cash provided by operating activities was $35.4 million, Free Cash Flow (as defined below in footnote (6) under “—Summary Financial Data”) was $13.5 million, adjusted earnings per diluted share was $0.70 and GAAP earnings per diluted share was $0.96.

Our Industry

Chemical Logistics

The bulk tank truck market in North America includes all products shipped by bulk tank truck carriers and consists mainly of liquid and dry bulk chemicals (including plastics) and bulk dry and liquid food-grade products. We estimate, based on industry sources, that the highly fragmented North American for-hire segment of the bulk transport market generated revenues of approximately $5.9 billion in 2010. We specifically operate in the for-hire chemical and food grade bulk transport market

(which we estimated at $4.0 billion in 2010 based on figures contained in Bulk Transporter’s Tank Truck Carrier 2010 Annual Gross Revenue Report). We believe we have the leading market share (estimated at 15% in 2010) in this sector based on revenues. Through our independent affiliate network, we operate the largest for-hire chemical bulk tank truck network in North America comprising terminals, tractors and trailers. We believe managing a larger carrier network facilitates customer service and lane density, and provides a more favorable cost structure for us and our independent affiliates. As such, we believe we are well-positioned to expand our business by increasing our market share.

The chemical bulk tank truck industry growth is generally dependent on volume growth in the industrial chemical industry, the rate at which chemical companies outsource their transportation needs, the overall capacity of the rail system, and, in particular the extent to which chemical companies make use of the rail system for their bulk chemical transportation needs. We believe the most significant factors relevant to our future business growth in our core business are the ability to obtain additional business from existing customers, add new customers, increase the utilization of our trailer fleet and add and retain qualified drivers.

The chemical bulk tank industry is characterized by high barriers to entry such as the time and cost required to develop the operational infrastructure necessary to handle sensitive chemical cargo, the financial and managerial resources required to recruit and train drivers, substantial and increasingly more stringent industry regulatory requirements, strong customer relationships and the significant capital investments required to build a fleet of equipment and establish a network of terminals and independent affiliates.

The tank truck business is competitive and fragmented. In our chemical logistics segment, we compete primarily with other tank truck carriers and dedicated private fleets in various states within the United States and Canada. Competition from for-hire carriers is composed of fewer than ten large carriers, most of which have other businesses that do not compete with ours, and more than 200 smaller, primarily regional carriers. With respect to certain aspects of our business, we also compete with intermodal transportation and railroads. Intermodal transportation has increased in recent years. Competition for the bulk tank truck services is based primarily on rates and service. We believe that we enjoy significant competitive advantages over other tank truck carriers because of our market share, variable cost structure, overall fleet size, strength of our independent affiliates and our national terminal network.

Energy Logistics

In 2010, we initiated a growth strategy targeting the gas and oil frac shale energy market through QCER. We currently serve several customers and operate approximately 200 units of energy equipment in this market. In our third quarter of 2011, QCER won a multi-year contract with a major energy company to provide full logistics of their fresh and disposal water hauling needs in the Marcellus shale region of Pennsylvania. The logistics revenues associated with this contract began in the third quarter of 2011 and are expected to provide significant revenue and growth prospects for the future. In our fourth quarter of 2011, we began hauling oil in the Eagle Ford shale region of Texas which we expect to provide revenue and growth prospects for the future as well. We believe the energy market has significant revenue potential and we may realize higher margins and better equipment utilization than we experience in our chemical logistics business. In connection with our entry into this business, due to its attractive return profile, we may operate a portion of the business through company-operated terminals, rather than through independent affiliates, which could affect the overall mix of our asset-light business.

Intermodal

We estimate that the North American intermodal ISO tank container transportation and depot services market generated revenues of approximately $225.0 million in 2010, and we believe Boasso and Greensville, collectively have the leading market share. The intermodal ISO tank container business generally provides services that facilitate the global movement of liquid and dry bulk chemicals, pharmaceuticals and food grade products.

The proliferation of global import/export of bulk liquid chemicals has driven the movement of basic manufacturing out of the United States and has resulted in an increase in chemical plant infrastructure to service these off-shore industries. Driven by this globalization, the intermodal ISO tank container market is a growing sector of the overall liquid bulk chemical transportation sector. Furthermore, chemical manufacturers have sought to efficiently transport their products by utilizing ISO tank containers. The resulting demand for distributors that can offer a broad range of services within the supply chain will drive future growth in this sector. We believe that our intermodal business will benefit from these trends because of its market leadership, experience and track record.

Our intermodal business competes primarily with other national, regional and local tank truck carriers and dedicated private fleets as well as local and regional dry container transporters. Competition in our intermodal ISO tank container services business depends on which competitors have facilities that are proximate to the ports serviced by Boasso. Among competitors for a port location, competition is based primarily on rates and service.

Our Competitive Strengths

We believe the following competitive strengths will enable us to sustain our market leadership and continue to grow our business:

Largest Tank Truck Network in a Fragmented Industry

We operate the largest tank truck network in North America with a 15% share of the highly fragmented $4.0 billion for-hire chemical and food grade bulk transport market, in each case estimated by us based on figures contained in Bulk Transporter’s Tank Truck Carrier 2010 Annual Gross Revenue Report. We believe our unique large nationwide network covers all major North American chemical shippers and enables us to serve customers with both international and national requirements better than our competitors, the majority of which are regionally focused. Our size allows us, our independent affiliates and our independent owner-operators to benefit from economies of scale in the purchasing of supplies and services, including fuel, tires and insurance coverage. Additionally, we believe the breadth of our network provides us with a competitive advantage as we continue to pursue the gas and oil frac shale energy market, which is currently primarily served by numerous smaller carriers.

Given the size and breadth of our network, we serve customers in a number of different industries, whose products reach a diverse group of end-markets. Many of our customers’ major end-markets, such as refining and water treatment, energy, ink and agriculture typically have volumes that we believe are not highly correlated with economic cycles. In addition, our most recent affiliate addition expands our presence in the dry bulk shipping industry. We believe the diversity of our customer base, geography and end-markets provides a competitive advantage.

Asset-Light Business Model

Our extensive use of independent affiliates and independent owner-operators results in a highly variable cost structure with relatively minimal net capital investment requirements. We generally expect sustaining capital expenditures for our chemical logistics and intermodal businesses, net of proceeds from property and equipment sale, to be approximately 1% of operating revenues annually, compared to the industry average of more than 10% for truckload carrier companies. This model also contributes to the stability of our cash flow and margins and increases our return on invested capital. The independent affiliates are responsible for capital investments and most of the operating expenses related to the business they service, including the capital costs related to purchasing and maintaining tractors. Typically, independent affiliates purchase or lease tractors for their business directly from the manufacturers and lease trailers from us. Independent owner-operators are independent contractors who supply one or more tractors and drivers for our own or our independent affiliates’ use. As with independent affiliates, independent owner-operators are responsible for most of the operating expenses related to the business they service, including costs related to the acquisition and maintenance of tractors. With our entry into the energy markets, we expect our capital expenditure outlays for our energy logistics business to rise as we organically build our equipment and other resources for this business.

We prefer to own the trailers as they provide us with a stable source of lease income, as well as access to attractive capital through the ABL Facility. Through proper maintenance, we are typically able to extend the useful lives of trailers beyond the expected 20-year life, leading to operational flexibility and lower maintenance capital expenditure requirements.

Core Carrier to Blue Chip Chemical Companies

We provide services to most of the top 100 chemical producers with North American operations, including many Fortune 500 companies and other major companies engaged in chemical processing. Our key customers include Arclin, Arkema, Ashland, BASF, Dow, DuPont, ExxonMobil, Georgia-Pacific, Honeywell, PPG Industries, Procter & Gamble, Sunoco and Unilever. In 2011, our top 10 customers accounted for approximately 35.6% of our chemical logistics revenue, and none of our customers accounted for more than 6.0% of our chemical logistics revenue in 2011. Our ability to maintain these business relationships reflects our service performance and commitment to safety and reliability. We have established long-term customer relationships with these clients, which help us attract and retain experienced independent affiliate terminal operators and drivers. Our team of national account vice presidents and directors have decades of experience in our industry, which we believe enables them to provide practical solutions to complex customer issues.

Exposure to High Growth International Markets

Through our intermodal business, we have significant exposure to high growth international markets. Boasso and Greensville, collectively are the leading providers of intermodal ISO tank container over-the-road transportation and depot services in North America. The intermodal tank container transportation market has experienced significant growth recently as international chemical trade has increased and chemical manufacturers move towards greater utilization of intermodal tanks and standardized intermodal tank containers to efficiently transport their products around the world via sea, land and air. Our intermodal tank container depots, which provide transportation, cleaning, heating, testing, maintenance and storage services, are located at or near ports in New Orleans, LA; Houston, TX; Newark, NJ; Charleston, SC; Chicago, IL; Detroit, MI; Savannah, GA; Jacksonville, FL; and Norfolk, VA. Since we acquired Boasso in 2007, their revenues have increased at a compound annual growth rate of approximately 12%. Greensville was acquired in November 2011.

Diverse Product End-Markets

We serve customers in a number of different industries, whose products reach a diverse group of end-markets. Many of our customers’ major end-markets, such as refining and water treatment,

energy, ink and agriculture typically have volumes that we believe are not highly correlated with economic cycles. In addition, our recent affiliate additions in the energy market have expanded our presence into the natural gas and oil industries. We believe the diversity of our customer base, geography and end-markets provides a competitive advantage.

Stable Pricing Environment

We believe pricing in the bulk tank truck industry tends to be more stable than pricing in the overall trucking industry. We believe the specialized nature of the bulk tank truck industry, including specifically licensed drivers, specialized equipment and more stringent safety requirements, create barriers to entry which limit the more drastic swings in supply experienced by the broader trucking industry. Additionally, it is common practice in the bulk tank truck industry for customers to pay fuel surcharges, which enables trucking companies to recover fuel price increases from customers.

Independent Affiliate Trucking Operations

We have focused over the last three years and continue to focus on a less capital-intensive business model based on our 29 independent affiliates. We believe this focus has enabled us to reduce certain fixed costs and provide a more flexible, variable cost structure. In 2008 and 2009, we transitioned the majority of our company-operated terminals to independent affiliates. We also moved one-third of our sales representatives to the independent affiliates to better cover key regional accounts. As a result of these actions and the sale of our tank wash business in 2009, we generated approximately 95% of our chemical logistics transportation revenue in the year ended December 31, 2011 from independent affiliates. At the same time, due to our ownership of the customer contracts and relationships, presence of non-compete agreements with the independent affiliates, and our ownership of the trailers, our relationships with the independent affiliates tend to be long-term in nature, with fairly minimal historical voluntary turnover. We also monitor volume performance of each affiliate on a regular basis to ensure operating performance is in line with management’s expectations. We work proactively with our affiliates to take corrective action or render assistance where appropriate and have certain contractual mechanisms in place to remedy sustained underperformance. We believe our selected independent affiliates are also generally well-financed and have the capacity to increase their revenue base while maintaining a high level of customer service.

Safe and Efficient Operations

We have a strong emphasis on safety in our operations and have a relentless focus on improving productivity and efficiency. Since 2007, we have reduced our Department of Transportation (“DOT”) accident rating from 0.7 to 0.5, which is below the national average of 0.7 in 2011. This proactive approach to safety has resulted in financial benefits by enabling us to reduce our insurance deductibles from $5 million to $2 million and obtain letter of credit reductions of $24.2 million in the past few years. In addition, our insurance costs have decreased from $23.9 million in 2007 to $14.0 million in 2011. Given the nature of the cargo we haul, which requires a high degree of careful handling, we believe that our strong focus on safety creates a competitive advantage for us. We believe we are well positioned to comply with the recent implementation of the Federal Motor Carrier Safety Administration’s (the “FMCSA”) Comprehensive Safety Analysis 2010 (“CSA”) program, which imposes additional safety standards on the industry. For example, we completed the installation of electronic on-board recorders (“EOBRs”) in substantially all of our U.S. chemical logistics fleet in 2011 even though this is not currently required by regulation.

Strong Management Team with a Track Record of Success

Our management team, led by our Chief Executive Officer, Gary Enzor, successfully navigated our business through the economic slowdown by implementing cost savings measures and by leading the transition to an affiliate-based network, among other initiatives. As a result, we believe we are well positioned to benefit from an economic recovery. Mr. Enzor, as well as our President and Chief Operating Officer, Steve Attwood, our Executive Vice President and Chief Financial Officer, Joe Troy, and other senior managers have significant managerial, operational and financial experience and have implemented various operational initiatives to improve productivity. Our management team has demonstrated its ability to acquire and integrate assets, as well as divest non-core businesses, as evidenced by the acquisition of Boasso in December 2007, the divestiture of the QSI tank wash business in October 2009 and the acquisition of Greensville in November 2011. Over the last 18 months, our management team has successfully refinanced our debt, reduced leverage and raised equity capital, leading to a stronger financial position for the company.

Our Growth Strategy

Building on the strengths mentioned above, we plan to grow our revenue and increase cash flow and profitability by focusing on the following opportunities:

Pursue Attractive Growth Opportunities

Penetrate Energy Market

In 2010, we launched an initiative to identify complementary markets to enhance organic growth in our logistics business. Specifically, in our fourth fiscal quarter of 2010, we began marketing transportation services to the frac shale natural gas and oil drilling industry. This addressable market is extensive and we believe is growing at a faster rate than our core chemical logistics business. As we attempt to penetrate this market, we seek to build a sizable share as the market is currently served primarily by small under-resourced carriers. In addition to growth potential, we believe that the expected returns in the energy logistics market are very compelling with higher margins and better equipment utilization than we generally experience in our core chemical logistics business. In the second quarter of 2011, we began hauling fresh water to drill sites for customers in the Marcellus Shale region of Pennsylvania, and in the third quarter of 2011, we won a multi-year contract with a major energy company to provide full logistics of their fresh and disposal water hauling needs in the Marcellus shale region. The logistics revenues associated with this contract began in the third quarter of 2011 and are expected to provide significant revenue and growth prospects in the future. In the fourth quarter of 2011, we began hauling oil for a customer in the Eagle Ford Shale region of Texas and we are in discussions with other energy companies in the Eagle Ford region and Bakken shale region of North Dakota. We are optimistic that this new market can be a significant contributor to our 2012 revenue growth.

Grow Business with Blue Chip Customers

We plan to leverage our strong existing relationships with the major chemical shippers to increase our market share of these customers’ volumes. For example, in the past few years, due to our strong commitment to customer service, we have been the sole source provider for one major chemical shipper and have grown revenue from $1 million in 2004 to $18 million in 2011. In addition, we increased our revenue with another major chemical distributor from $3 million in 2004 to $22 million in

2011 by leveraging our national network, solutions approach and customer service. Through our dedicated sales force, we maintain an active and robust pipeline of potential opportunities to grow our business. We believe our business model allows our existing infrastructure to absorb significant additional volume without the need for major capital expenditures in our chemical logistics business.

Expand Through Acquisitions and New Independent Affiliations

We have strong organizational competence which we believe will allow us to identify and evaluate potential opportunities to acquire assets and businesses and increase our independent affiliate network. We believe we can make selective, highly accretive add-on acquisitions on an opportunistic basis to supplement our existing core business. For example, in 2007, we acquired Boasso, the largest North American provider of ISO intermodal tank container transportation and depot services. In November 2011, we acquired Greensville, a leading provider of ISO intermodal tank container transportation and depot services with access to ports in Virginia, Maryland and South Carolina. In addition to acquiring companies, we are able to grow externally by bringing new independent affiliates into our network. We believe that the various services we provide to our independent affiliates, including working capital, back office and sales support, technology support, insurance and cash flow management and regulatory compliance oversight, make our platform attractive for our independent affiliates. For example, in 2010, we added a dry bulk carrier primarily servicing the east coast markets, to our affiliate network and in the fourth quarter of 2011, we added a new carrier to haul oil in the Eagle Ford shale region. We continually evaluate potential future acquisitions, some of which could be material.

Enhance Independent Affiliate Trucking Operations

We have focused over the last three years and continue to focus on a less capital-intensive business model based on our 29 independent affiliates. We believe this business model reduces certain fixed costs and provide a more flexible, variable cost structure for us. In 2008 and 2009, we transitioned the majority of our company- operated chemical logistics terminals to independent affiliates. We also moved one-third of our sales representatives to the independent affiliates to better cover key regional accounts. As a result of these actions and the sale of our tank wash business, we generated approximately 95%, 95% and 77% of our chemical logistics transportation revenue in the years ended December 31, 2011, 2010 and 2009, respectively, from independent affiliates. We believe that the greater proportion of operating revenue derived from independent affiliate operations in 2011 and 2010 is likely to be indicative of the proportion of operating revenue derived from independent affiliate operations in the future. At the same time, due to our ownership of the customer contracts and relationships, presence of non-compete agreements with the independent affiliates, and our ownership of the trailers, our relationships with the independent affiliates tend to be long-term in nature, with minimal turnover. We also monitor volume performance of each independent affiliate on a regular basis to ensure operating performance is in line with management’s expectations. We work proactively with our affiliates to take corrective action or render assistance where appropriate and have certain contractual mechanisms in place to remedy sustained underperformance. We believe our selected independent affiliates are also generally well-financed and have the capacity to increase their revenue base while maintaining a high level of customer service.

Focus on Driver Recruitment and Retention

We are committed to being a driver-focused company that provides both technical support and personal respect to these professionals. We believe we offer competitive compensation at a premium compared to most commercial driving opportunities. With an average haul length of 300 miles, the drivers are also generally home more frequently. Our driver organization contains field-based recruiters who augment the friendly, small business environment provided by our business model. In 2011, we implemented EOBR’s (Electronic On-Board Recorders) within our U.S. chemical logistics network fleet prior to regulatory requirements to which we believe all major carriers will be subject in the future. While this has temporarily increased driver turnover and adversely impacted our revenue during 2011, we believe that as the overall economy improves, our historical ability to attract qualified drivers could prove to be a significant competitive advantage to us.

Increase Trailer Utilization

At December 31, 2011, we own or lease approximately 3,700 trailers, the majority of which we lease or sublease to independent affiliates. Trailer leasing is a key component of our business model. Through proper maintenance, we are typically able to extend the useful lives of trailers beyond their 20-year life, leading to operational flexibility and lower maintenance capital expenditure requirements. Our independent affiliates have significant contractual limitations on their ability to lease or purchase trailers from sources other than us, helping to ensure their continued utilization. Based on our current trailer fleet, we believe we have the ability to continue to capture additional chemical logistics business volume with minimal capital expenditures. To increase our trailer utilization, we also actively pursue opportunities to lease our trailers to third parties other than our independent affiliates. The operating leverage inherent in our business model allows a significant portion of any incremental revenue generated through increased trailer utilization to flow through to our operating income.

Our Formation and Ownership

We were formed in 1994 as a holding company known as MTL Inc., which consummated its initial public offering on September 17, 1994. On June 9, 1998, MTL Inc. was recapitalized through a merger with a corporation controlled by Apollo Investment Fund III, L.P. As a result of the recapitalization, MTL Inc. became a private company. On August 28, 1998, we completed our acquisition of Chemical Leaman Corporation and its subsidiaries, or CLC. Through the 1998 acquisition, we combined two of the then-leading bulk transportation service providers, namely, Montgomery Tank Lines, Inc. and Chemical Leaman Tank Lines, Inc., under one operating company, Quality Carriers, Inc., or QCI. In 1999, we changed our name from “MTL Inc.” to “Quality Distribution, Inc.” On May 30, 2002, as part of a corporate reorganization, we transferred substantially all of our assets to QD LLC, consisting principally of the capital stock of our operating subsidiaries. On November 13, 2003, we consummated the initial public offering of 7,875,000 shares of our common stock. Boasso America Corporation (“Boasso”) became our wholly owned subsidiary in December 2007, when we acquired all of its outstanding capital stock from a third party. Greensville became Boasso’s wholly owned subsidiary in November 2011, when we acquired all of its outstanding capital stock from a third party.

As of December 31, 2011, affiliates of Apollo Management, L.P., or “Apollo”, owned or controlled approximately 32.9% of our common stock, or approximately 29.7% on a fully diluted basis. Following this offering, affiliates of Apollo will own approximately 20.4% of our common stock and approximately 18.6% on a fully diluted basis. If the option to purchase additional shares is exercised in full, Apollo will own approximately 17.5% of our common stock and approximately 16.0% on a fully diluted basis.

Corporate Information

Our company is a Florida corporation formed in 1994. Our principal executive offices are located at 4041 Park Oaks Blvd., Suite 200, Tampa, Florida, 33610, and our telephone number is (813) 630-5826. We are a holding company with no significant assets or operations other than the ownership of 100% of the membership units of QD LLC. Our website address is http://www.qualitydistribution.com. The contents of our website are not incorporated by reference into this prospectus supplement.

THE OFFERING

Issuer	Quality Distribution, Inc.

Common stock offered by us:	2,500,000 shares

Common stock offered by selling stockholders:	2,500,000 shares

Common stock to be outstanding after the offering as of March 7, 2012	26,969,947 shares

Underwriters’ option to purchase additional shares	The selling stockholders have granted the underwriters an option to purchase up to 750,000 shares of common stock owned by them. In the event the underwriters exercise the option to purchase additional shares, we will not receive any of the proceeds from the sale of shares by the selling stockholders.

Use of proceeds	We intend to use the net proceeds from our sale of shares in this offering for general corporate purposes, including potential acquisitions. We may also elect to redeem a portion of our 2018 Second Secured Notes. Pending such use of proceeds, we will reduce the amounts owing under our ABL Facility. See “Use of Proceeds.”

We will not receive any of the proceeds from the sale of shares by the selling stockholders, including pursuant to an exercise of the option to purchase additional shares.

Dividend Policy	We do not currently anticipate paying any dividends on our common stock in the foreseeable future. See “Dividend Policy.”

The NASDAQ Global Market symbol	QLTY

The last reported sale price on March 7, 2012 was $13.26 per share.

Conflicts of interest

Affiliates of Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, SunTrust Robinson Humphrey, Inc., RBC Capital Markets, LLC and BB&T Capital Markets, a division of Scott & Stringfellow, LLC, which are underwriters, are lenders and/or agents under the ABL Facility and may receive more than five percent of the net proceeds from this offering if we repay outstanding borrowings under the ABL Facility as described in “Use of Proceeds.” In addition, Apollo Global Securities, LLC, which is an underwriter, is an affiliate of the selling stockholders and such selling stockholders will receive more than five percent of the net proceeds from this offering as a result of their sale of shares of common stock in this offering. Thus, Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, SunTrust Robinson Humphrey, Inc., BB&T Capital Markets, a division of Scott & Stringfellow, LLC, RBC Capital Markets, LLC and Apollo Global Securities, LLC are deemed to have a “conflict of interest” under the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc. See “Conflicts of Interest.”

Risk Factors	You should carefully consider all of the information set forth in this prospectus supplement and, in particular, the information under the heading “Risk Factors” beginning on page S-18, prior to purchasing the shares of common stock offered hereby.

Unless otherwise indicated, all share information in this prospectus supplement is based on the number of shares of common stock outstanding as of December 31, 2011 and excludes 1,037,501 shares of common stock reserved for issuance under our stock option plan, 2,207,297 outstanding stock options and warrants representing 354,429 shares of common stock as of December 31, 2011.

Unless we specifically state otherwise, all information in this prospectus supplement assumes no exercise by the underwriters of their option to purchase additional shares.

SUMMARY FINANCIAL DATA

The following table sets forth our summary historical financial information. The historical statement of operations data for the fiscal years ended December 31, 2011, 2010 and 2009 and the historical balance sheet data as of December 31, 2011 and 2010 are derived from, and should be read in conjunction with, our audited financial statements and related notes appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which has been incorporated by reference into this prospectus supplement and the accompanying prospectus. The historical balance sheet data as of December 31, 2009 has been derived from our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which has not been incorporated by reference into this prospectus supplement and the accompanying prospectus.

The information contained in this table should also be read in conjunction with “Capitalization” and “Risk Factors” included elsewhere in this prospectus supplement and our financial statements and the related notes incorporated by reference herein.

	Year Ended December 31,
	2011	2010	2009
(dollars in thousands, except per share data)
Statement of Operations Data
Operating revenues	$745,951	$686,598	$613,609
Operating expenses:
Purchased transportation	522,866	471,792	369,460
Depreciation and amortization	14,413	16,004	20,218
Impairment charge(1)	—	—	148,630
Other operating expenses	150,993	162,067	190,477

Operating income (loss)	57,679	36,735	(115,176)
Interest expense, net	28,912	35,548	28,047
Write-off of debt issuance costs	3,181	7,391	20
Gain on extinguishment of debt	—	—	(1,870)
Other expense	214	791	1,912

Income (loss) before taxes	25,372	(6,995)	(143,285)
Provision for income taxes	1,941	411	37,249

Net income (loss)	$23,431	$(7,406)	$(180,534)

Net income (loss) per common share:
Basic	$1.01	$(0.36)	$(9.28)
Diluted	0.96	(0.36)	(9.28)
Weighted average common shares outstanding:
Basic	23,088	20,382	19,449
Diluted	24,352	20,382	19,449

	Year Ended December 31,
	2011	2010	2009
(dollars in thousands, except per share data)
Adjusted net income per common share(2):
Basic	$0.74	$0.32	$0.07
Diluted	0.70	0.30	0.07
Other Financial Data
Cash paid for interest	$26,535	$29,427	$22,704
Net cash provided by operating activities	35,399	21,071	39,756
Net cash provided by (used in) investing activities	(30,458)	(1,079)	9,577
Net cash (used in) provided by financing activities	(2,642)	(23,879)	(50,515)
Consolidated EBITDA(3)	74,231	62,735	51,550
Free cash flow (as defined)(4)	13,535	19,992	39,067
Other Operating Data (at end of period)
Number of terminals at end of period	106	102	108
Number of trailers operated at end of period	5,493	5,738	6,410
Number of tractors operated at end of period	2,940	2,901	2,839
Balance Sheet Data (at end of period)
Working capital	$45,790	$34,955	$19,016
Total assets	302,395	271,335	279,616
Total indebtedness, including current maturities	307,063	317,332	321,284
Shareholders’ deficit	(106,185)	(146,379)	(140,736)

(1)	The impairment charge resulted from an impairment analysis of goodwill and intangible assets performed during the quarter ended June 30, 2009. Refer to Note 13 to the consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.
(2)	Adjusted Net Income and Adjusted Net Income per Share are not measures of financial performance or liquidity under GAAP. Adjusted Net Income and Adjusted Net Income per Share are presented herein because they are important metrics used by management to evaluate and understand the performance of the ongoing operations of our business. For Adjusted Net Income, management uses a 39% tax rate for calculating the provision for income taxes to normalize our tax rate, and to compare our reporting periods with different actual effective tax rates. In addition, we adjust Adjusted Net Income and Adjusted Net Income per Share for significant items that we believe are not part of regular operating activities. These adjustments include refinancing costs, loss (gain) on early extinguishment of debt which includes the write-off of deferred financing costs, costs related to unconsummated financial transactions, gain on asset sales, restructuring (credit)/costs related to a plan of restructure which began in the second quarter of 2008 and which we concluded in 2010, and impairment of goodwill and intangibles. Adjusted Net Income and Adjusted Net Income per Share should not be considered in isolation or as a substitute for the consolidated statements of operations prepared in accordance with GAAP, as an indication of our operating performance or liquidity.

The following table presents the calculation of Adjusted Net Income and Adjusted Net Income per Share (in thousands) for the periods presented:

	Year Ended December 31,
	2011	2010	2009
(Dollars in thousands, except per share data)
Net income (loss)	$23,431	$(7,406)	$(180,534)
Net income (loss) per common share
Basic	$1.01	$(0.36)	$(9.28)
Diluted	0.96	(0.36)	(9.28)
Weighted average number of shares:
Basic	23,088	20,382	19,449
Diluted	24,352	20,382	19,449
Adjustments to net income (loss):
Provision for income taxes	1,941	411	37,249
Refinancing costs	—	1,728	2,323
Loss (gain) on early debt extinguishment	3,181	7,391	(1,850)
Costs related to unconsummated financial transactions	—	735	—
Gain on asset sales	—	—	(7,130)
Restructuring (credit)/costs	(521)	7,779	3,496
Impairment of goodwill and intangibles	—	—	148,630

Income before income taxes, as adjusted	28,032	10,638	2,184
Provision for income taxes at 39%	10,932	4,149	852

Net income, tax effected and adjusted	$17,100	$6,489	$1,332

Tax effected and adjusted net income per common share:
Basic	$0.74	$0.32	$0.07
Diluted	0.70	0.30	0.07
Weighted average number of shares:
Basic	23,088	20,382	19,449
Diluted	24,352	21,684	20,352

(3)	Consolidated EBITDA in this prospectus supplement corresponds to “Consolidated EBITDA” in the indentures governing our 2018 Second Secured Notes. Consolidated EBITDA is defined in the indentures as the net income (loss) before interest expense, provision for (benefit from) income taxes, depreciation and amortization, refinancing costs, loss (gain) on early debt extinguishment which includes the write-off of deferred financing costs, costs related to unconsummated financial transactions, gain on asset sales, restructuring (credit)/costs related to a plan of restructure which began in the second quarter of 2008 and which we concluded in 2010, impairment of goodwill and intangibles and employee non-cash compensation. Consolidated EBITDA is presented herein because it is an important component of certain covenant tests that is used in the indentures. We also present Consolidated EBITDA because it is used in the indentures to determine the extent to which we may incur additional indebtedness. Consolidated EBITDA is not a measure of financial performance or liquidity under GAAP. Consolidated EBITDA as used in this prospectus supplement may not, however, be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments, which limits its usefulness as a comparative measure. Accordingly, while Consolidated EBITDA is an important component of the indentures, Consolidated EBITDA should not be considered in isolation or as a substitute for consolidated statement of income and cash flow data prepared in accordance with GAAP as an indication of our operating performance or liquidity.

The following table presents the calculation of Consolidated EBITDA (in thousands) for the periods presented:

	Year Ended December 31,
	2011	2010	2009
(Dollars in thousands)
CONSOLIDATED EBITDA
Net income (loss)	$23,431	$(7,406)	$(180,534)
Interest expense, net	28,912	35,548	28,047
Provision for income taxes	1,941	411	37,249
Depreciation and amortization	14,413	16,004	20,218

EBITDA	68,697	44,557	(95,020)
Refinancing costs	—	—	2,323
Loss (gain) on early debt extinguishment	3,181	7,391	(1,850)
Costs related to unconsummated financial transactions	—	735	—
Gain on asset sales	—	—	(7,130)
Restructuring (credit)/costs	(521)	7,779	3,496
Impairment of goodwill and intangibles	—	—	148,630
Employee non-cash compensation	2,874	2,273	1,101
Consolidated EBITDA	$74,231	$62,735	$51,550

(4)	Free Cash Flow is used by management to evaluate our financial performance independent of cash used to maintain or expand its asset base. Net cash provided by operating activities is adjusted for capital expenditures net of proceeds from sales of property and equipment to arrive at Free Cash Flow. Free Cash Flow is not a measure of financial performance or liquidity under GAAP. Free Cash Flow should not be considered in isolation or as a substitute for the consolidated statement of income and cash flow data prepared in accordance with GAAP as an indication of our operating performance or liquidity.

The following table presents the calculation of Free Cash Flow for the periods presented:

	Year Ended December 31,
	2011	2010	2009
(Dollars in thousands)
FREE CASH FLOW
Net cash provided by operating activities	$35,399	$21,071	$39,756
Adjustments to cash from operating activities:
Net capital expenditures	(21,864)	(1,079)	(689)

Free cash flow	$13,535	$19,992	$39,067

RISK FACTORS

You should carefully consider the risks described below, in addition to the other information set forth or incorporated by reference in this prospectus supplement or the accompanying prospectus, before investing in our common stock. In particular, you should consider the risk factors described in our periodic reports filed with the SEC, including those set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which is incorporated by reference into this prospectus supplement. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your investment.

Risks Related to Our Common Stock and the Offering

We have a single shareholder who can substantially influence the outcome of all matters voted upon by our shareholders and prevent actions which a shareholder may otherwise view favorably.

As of December 31, 2011, Apollo and its affiliated funds owned or controlled approximately 32.9% of our outstanding common stock. As a result, Apollo can influence substantially all matters requiring shareholder approval, including the election of directors, the approval of significant corporate transactions, such as acquisitions, the ability to block an unsolicited tender offer and any other matter requiring a vote of shareholders. Although Apollo’s beneficial ownership will be reduced by sales of common stock made pursuant to this prospectus supplement, Apollo is expected to still be our largest shareholder. Three of our board members are partners or officers of Apollo. This concentration of ownership could delay, defer or prevent a change in control of our Company or impede a merger, consolidation, takeover or other business combination which a shareholder may otherwise view favorably.

Our ability to issue “blank check” preferred stock and Florida law may prevent a change in control of our company that a shareholder may consider favorable.

Provisions of our articles of incorporation and Florida law may discourage, delay or prevent a change in control of our Company that a shareholder may consider favorable. These provisions include:

•

authorization of the issuance of “blank check” preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares in order to control a takeover attempt which the Board viewed unfavorably,

•

elimination of the voting rights of shareholders with respect to shares that are acquired without prior Board approval that would otherwise entitle such shareholder to exercise certain amounts of voting power in the election of directors, and

•

prohibition on business combinations with interested shareholders unless particular conditions are met. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock.

You will experience immediate and substantial dilution.

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value of their common stock. At the public offering price of $13.00 per share, you will incur dilution in the amount of $17.75 per share. As of December 31, 2011, we also had outstanding stock options to purchase 2,207,297 shares of our common stock at a weighted average exercise price of $5.45 per share and warrants to purchase 354,429 shares of our common stock at an exercise price of $0.01 per share. To the extent these options and warrants are exercised there will be further dilution.

Future sales and issuances of our common stock in the public market may depress our stock price and result in dilution.

The market price of our common stock could decline as a result of sales by our existing shareholders of a large number of shares of our common stock. These sales might also make it more difficult for us to sell additional equity securities at a time and price that we deem appropriate. As of December 31, 2011, there are approximately 23.9 million shares of common stock outstanding. Approximately 8.7 million shares of common stock, as of December 31, 2011, are “restricted securities” as defined in Rule 144 under the Securities Act of 1933 or are held by affiliates.

In connection with this offering, the Company, the selling stockholders and our directors and executive officers have entered into lock-up agreements described under “Underwriting” (subject to certain exceptions as described therein) that expire 90 days after the date of this prospectus supplement, subject to extensions in certain circumstances. After these lock-up agreements have expired, subject to any applicable holding periods and volume limitations, the shares held by such persons will become eligible for sale in the public market under Rule 144 or Rule 701 of the Securities Act. The market price of shares of our common stock may drop significantly when the restrictions on resale by these stockholders relapse.

In addition, as of December 31, 2011, we have 1.8 million shares of common stock available for issuance under our stock option plan and restricted stock incentive plan. As of December 31, 2011, there were outstanding options for approximately 2.2 million shares and outstanding warrants for approximately 0.4 million shares of our common stock. Exercise of the warrants and of options that are in-the-money will result in dilution to existing shareholders in an amount equal to the difference in the market and exercise prices multiplied by the number of shares exercised. In addition, prior to their exercise, these options and warrants may depress the market price for our common stock.

We currently do not intend to pay dividends on our common stock.

We do not expect to pay dividends on our common stock in the foreseeable future. In addition, the ABL Facility and indentures governing our 2018 Second Secured Notes contain certain restrictions on our ability to pay dividends on our common stock. Accordingly, the price of our common stock must appreciate in order to realize a gain on one’s investment. This may not occur.

Our ability to use U.S. net operating loss carryforwards might be limited.

We may have experienced an ownership change or, depending on the size of this offering, the offering may result in an ownership change for purposes of applying the limitation on the ability to use net operating losses set forth in section 382 of the of the Internal Revenue Code of 1986, as amended (the “Code”). As of December 31, 2011, we had federal net operating loss carryforwards of approximately $77.0 million. Even if we experienced an ownership change or an ownership change were to result from this offering or a subsequent transaction such that section 382 of the Code were to impose an annual limitation on the use of our net operating loss carryforwards, we believe our net operating loss carryforwards would be sufficiently available, for federal income tax purposes, to offset our regular taxable income. Accordingly, although our net operating loss carryforwards might be limited as a result of an ownership change, we do not believe that such a limitation would materially affect our after-tax cash flow.

FORWARD-LOOKING STATEMENTS AND CERTAIN CONSIDERATIONS

This prospectus supplement and the accompanying prospectus, along with other documents that are publicly disseminated by us contain or might contain forward-looking statements within the meaning of the Securities Act of 1933, as amended, or the Securities Act, the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995. All statements included in this prospectus supplement, the accompanying prospectus and in any subsequent filings made by us with the SEC, other than statements of historical fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future, are forward-looking statements. These statements represent our reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially. We claim the protection of the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. Examples of forward-looking statements include: (i) projections of revenue, earnings, capital structure and other financial items, (ii) statements of our plans and objectives, (iii) statements of expected future economic performance, and (iv) assumptions underlying statements regarding us or our business. Forward- looking statements can be identified by, among other things, the use of forward-looking language, such as “believes,” “expects,” “estimates,” “may,” “will,” “should,” “could,” “seeks,” “plans,” “intends,” “anticipates” or “scheduled to” or the negatives of those terms, or other variations of those terms or comparable language, or by discussions of strategy or other intentions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contemplated by the statements. The forward- looking information is based on various factors and was derived using numerous assumptions. Important factors that could cause our actual results to be materially different from the forward-looking statements include the risks and other factors discussed in this prospectus supplement under the heading “Risk Factors” and our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which is incorporated herein by reference, as well as in this prospectus supplement. Some of these factors include:

•

the effect of local, national and international economic, credit and capital market conditions on the economy in general, and on the particular industries in which we operate, including excess capacity in the industry, the availability of qualified drivers, changes in fuel and insurance prices, interest rate fluctuations, and downturns in customers’ business cycles and shipping requirements;

•	substantial leverage, our ability to make required payments and restrictions contained in our debt arrangements;

•	competition and rate fluctuations;

•	our reliance on independent affiliates and independent owner-operators;

•	the loss of or material reduction in the services to one or more of our major customers;

•	our liability as a self-insurer to the extent of our deductibles as well as changing conditions and pricing in the insurance marketplace;

•	increased unionization, which could increase our operating costs or constrain operating flexibility;

•

changes in the future, or our inability to comply with, governmental regulations and legislative changes affecting the transportation industry, generally or in the particular segments in which we operate;

•	our ability to comply with current and future environmental regulations and the increasing costs relating to environmental compliance;

•	potential disruption at U.S. ports of entry;

•	diesel fuel prices and our ability to recover costs through fuel surcharges;

•	our ability to attract and retain qualified drivers;

•	terrorist attacks and the cost of complying with existing and future anti-terrorism security measures;

•	our dependence on senior management;

•	the potential loss of our ability to use our net operating losses to offset future income;

•	potential future impairment charges;

•	the interests of our largest shareholder, which may conflict with your interests;

•	our ability to successfully identify acquisition opportunities, consummate and finance such acquisitions and integrate acquired businesses;

•	our ability to successfully execute plans to profitably operate in the transportation business within the energy logistics market;

•	our success in entering new markets;

•	adverse weather conditions;

•	changes in health insurance benefit regulations;

•	our liability for our proportionate share of unfunded vested benefit liabilities in the event of our withdrawal from any of our multi-employer pension plans; and

•	changes in planned or actual capital expenditures due to operating needs, changes in regulation, covenants in our debt arrangements and other expenses, including interest expenses.

In addition, there may be other factors that could cause our actual results to be materially different from the results referenced in the forward-looking statements.

All forward-looking statements contained in this prospectus supplement and the accompanying prospectus are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are made, and we do not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds of this offering to us, based on the public offering price of $13.00 per share, will be approximately $30.5 million after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from our sale of shares in this offering for general corporate purposes, including potential acquisitions. We may also elect to redeem a portion of our 2018 Second Secured Notes. Pending such use of proceeds, we will reduce the amounts owing under our ABL Facility.

The ABL Facility bears interest at a rate equal to an applicable margin plus, at our option, either a base rate or LIBOR. The applicable margin at December 31, 2011 was 1.00% with respect to base rate borrowings and 2.00% with respect to LIBOR borrowings. The interest rate on the ABL Facility at December 31, 2011 was 2.3%.

The 2018 Second Secured Notes were issued in November 2010 and the proceeds from the issuances were used to retire certain indebtedness. The 2018 Second Secured Notes pay interest semiannually on May 1 and November 1 and interest accrues at 9.875% per annum. Prior to November 1, 2014, we may redeem all or any portion of the 2018 Second Secured Notes upon not less than 30, nor more than 60, days’ notice at 100% of the principal amount, plus accrued and unpaid interest, if any, and plus an additional “make-whole” premium intended to capture the value of holding the 2018 Second Secured Notes through November 1, 2014, but not less than 1%. During any twelve-month period prior to November 1, 2014, we may also redeem up to 10% of the original aggregate principal amount of the 2018 Second Secured Notes at a redemption price of 103%, plus accrued and unpaid interest, if any. Additionally, at any time prior to November 1, 2014, we may redeem up to 35% of the original aggregate principal amount of the 2018 Second Secured Notes at a redemption price of 109.875%, plus accrued and unpaid interest, if any, with the net proceeds of one or more equity offerings so long as at least 50% of the original aggregate principal amount of the 2018 Second Secured Notes remains outstanding afterwards.

We will not receive any proceeds from the sale of the shares by the selling stockholders in this offering or the sale of the shares by the selling stockholders upon the exercise by the underwriters of their option to purchase additional shares.

DIVIDEND POLICY

We currently do not pay dividends on our common stock and we do not intend to pay any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings, if any, to repay debt or to finance the further expansion and continued growth of our business. Additionally, the ABL Facility and the indenture governing our 2018 Second Secured Notes limit our ability to pay dividends on our common stock. Future dividends, if any, will be determined by our Board of Directors.

MARKET PRICE FOR COMMON STOCK

Our common stock is traded on The NASDAQ Global Market under the symbol “QLTY.” The table below sets forth the quarterly high and low sale prices for our common stock as reported by The NASDAQ Global Market.

	High	Low
2012
First Quarter (through March 7, 2012)	$14.00	$10.97
2011
First Quarter	$12.39	$8.49
Second Quarter	13.65	10.55
Third Quarter	13.53	8.33
Fourth Quarter	12.08	8.01
2010
First Quarter	$6.19	$3.71
Second Quarter	8.18	5.05
Third Quarter	7.14	4.60
Fourth Quarter	9.94	5.90
2009
First Quarter	$3.23	$1.25
Second Quarter	2.30	1.62
Third Quarter	4.51	1.82
Fourth Quarter	4.20	3.15

As of March 7, 2012, there were approximately 64 record holders of our common stock.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2011 on an actual basis and on an as adjusted basis to give effect to (i) the issuance of 2,500,000 shares of our common stock in this offering at the public offering price of $13.00 per share; and (ii) the application of the net proceeds of the offering (after deducting underwriting discounts and commissions and estimated offering expenses) as described under “Use of Proceeds”.

You should read this table in conjunction with our consolidated financial statements, including the notes thereto, appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which has been incorporated by reference into this prospectus supplement and the accompanying prospectus, as well as “Use of Proceeds.”

	As of December 31, 2011
	Actual	As Adjusted
(in thousands)	(unaudited)
Cash and cash equivalents	$4,053	$4,053
Debt:
Borrowings under ABL Facility(1)	$65,500	$34,981
9.875% Second-Priority Senior Secured Notes, due 2018(2)	225,000	225,000
Capital Lease obligations	9,101	9,101
Other Notes payable	8,943	8,943

Total debt, including current maturities	308,544	278,025
Total shareholders’ deficit	(106,185)	(75,666)

Total capitalization	$202,359	$202,359

(1)	In connection with the application of the net proceeds of the offering, we have assumed that $30.5 million will be used to reduce amounts owing under our ABL Facility. See “Use of Proceeds.”
(2)	Actual and as-adjusted amounts do not include unamortized discount of $1.5 million related to the issuance of our 2018 Second Secured Notes.

SELLING STOCKHOLDERS

The following table sets forth (i) the selling stockholders, (ii) as of March 7, 2012, the number of shares of common stock that each of the selling stockholders beneficially owned and the number of shares being registered for resale by each of the selling stockholders, and (iii) the number of shares of our common stock that will be beneficially owned by each of the selling stockholders, assuming that the 2,500,000 shares of our common stock offered by the selling stockholders, in the aggregate, under this prospectus supplement have been sold. The number of shares of common stock outstanding as of December 31, 2011 was approximately 23.9 million.

The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he or she has no economic interest. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options or warrants held by such person that are exercisable within 60 days after March 7, 2012, but excludes shares of common stock underlying options or warrants held by any other person.

Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Selling Stockholder	Number of Shares Beneficially Owned Prior to the Offering	Percentage of Class	Number of Shares of Being Offered	Number of Shares Beneficially Owned After the Offering Assuming No Exercise of Option to Purchase Additional Shares	Percentage of Class Assuming No Exercise of Option to Purchase Additional Shares	Number of Shares Being Offered in Option to Purchase Additional Shares	Number of Shares Beneficially Owned After the Offering Assuming Full Exercise of Option to Purchase Additional Shares	Percentage of Class Assuming Full Exercise of Option to Purchase Additional Shares
Apollo Investment Fund III, L.P.(1)	7,882,530	32.9%	2,500,000	5,382,530	20.4%	750,000	4,632,530	17.5%

(1)	Includes shares owned by Apollo Overseas Partners III, L.P., a Delaware limited partnership, and Apollo (U.K.) Partners III, L.P., a limited partnership organized under the laws of the United Kingdom. Also includes 85,521 shares owned by an institutional investor as to which Apollo has sole voting power pursuant to the irrevocable proxy granted by such institutional investor in the Amended and Restated Common and Preferred Stock Purchase and Shareholder Agreement, dated as of August 28, 1998 thereto as amended by Amendment No. 1 dated April 2, 2002. The address of Apollo Investment Fund III, L.P. is c/o Apollo Advisors III, L.P., Two Manhattanville Road, Purchase, New York 10577.

MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES FOR NON-U.S. HOLDERS

The following discussion describes material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) relating to the purchase, ownership and disposition of our common stock. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code (the “Regulations”), and administrative rulings and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in U.S. federal income tax consequences materially different from those summarized below.

This summary assumes that our common stock is and will be held as a capital asset. This summary does not address the tax considerations arising under the U.S. federal estate and gift tax laws or the laws of any foreign, state or local jurisdiction. In addition, this summary does not purport to address all tax considerations that may be applicable to a particular holder’s circumstances or to holders that may be subject to special tax rules, including, without limitation, holders subject to the alternative minimum tax, banks, insurance companies or other financial institutions, tax-exempt organizations, dealers, brokers or traders in securities, currencies or commodities, holders that elect to use a mark-to-market method of accounting for their securities holdings, controlled foreign corporations, passive foreign investment companies, U.S. persons, former U.S. citizens or long-term residents, real estate investment trusts, regulated investment companies, partnerships or other pass-through entities for U.S. federal income tax purposes or investors therein, holders holding our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” other “synthetic security” or integrated transaction, or other risk-reduction transaction, holders deemed to sell our common stock under the constructive sale provisions of the Code, current or former holders, directly, indirectly or constructively, of five percent or more of our common stock or holders who acquired our common stock through the exercise of employee stock options or otherwise as compensation.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of common stock that is, for U.S. federal income tax purposes:

(i)	an individual who is a citizen or resident of the United States;

(ii)	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

(iii)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv)	a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable Regulations to be treated as a U.S. person.

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of common stock (other than a partnership or other pass-through entity for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (or other pass-through entity for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner or other owner generally will depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a pass-through entity that is considering purchasing common stock, you should consult your tax advisor regarding the tax consequences relating to the purchase, ownership and disposition of our common stock.

Dividends.    As discussed above under “Dividend Policy,” we currently do not pay dividends on our common stock and do not intend to pay dividends on our common stock in the foreseeable future. Dividends paid to you, if any, generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States and, if required by an applicable tax treaty, are attributable to your U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in the same manner as if you were a U.S. Holder. Special certification and disclosure requirements, including the completion of Internal Revenue Service (“IRS”) Form W-8ECI (or any successor form), must be satisfied for effectively connected income to be exempt from withholding. If you are a foreign corporation, any such effectively connected dividends received by you may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable treaty with respect to the withholding tax on dividends, you will be required to complete IRS Form W-8BEN (or any successor form) and certify under penalties of perjury that you are not a U.S. person and that you are entitled to the benefits of the applicable treaty. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale or Exchange of Common Stock.    Except as disclosed under “—FATCA” below, you generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to your U.S. permanent establishment;

•	you are an individual and are present in the United States for 183 days or more in the taxable year of the sale or other disposition, and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If you are an individual and are described in the first bullet above, you will be subject to tax on the net gain derived from the sale or other disposition under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on the gain derived from the sale or other disposition, which may be offset by U.S.-source capital losses (even though you are not considered a resident of the United States). If you are a foreign corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits at a rate of 30%, or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding.    Under certain circumstances, the Regulations require information reporting and backup withholding on certain payments on common stock.

U.S. backup withholding tax (currently at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. Dividends on common stock paid to a Non-U.S. Holder will generally be exempt from backup withholding, provided the Non-U.S. Holder meets applicable certification requirements, including providing a correct and properly executed IRS Form W-8BEN (or any successor form) or otherwise establishing an exemption. We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the U.S. federal withholding tax withheld with respect to those dividends, regardless of whether withholding is reduced or eliminated by an applicable tax treaty.

Under the Regulations, payments of proceeds from the sale of our common stock effected through a foreign office of a broker generally are not subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or a foreign partnership with significant U.S. ownership or that is engaged in a U.S. trade or business, then information reporting (but not backup withholding) will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is a Non-U.S. Holder or is otherwise entitled to an exemption (and the broker has no knowledge or reason to know to the contrary), and other applicable certification requirements are met. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person. Information reporting and backup withholding generally will apply to payments of proceeds from the sale of our common stock effected through a U.S. office of any U.S. or foreign broker, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption.

Backup withholding does not represent an additional income tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

FATCA.    Recent legislation generally imposes withholding at a rate of 30% on payments to certain foreign entities (including financial intermediaries), including dividends on and the gross proceeds from dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements that are different from, and in addition to, the beneficial owner certification requirements described above have been satisfied (generally relating to ownership by U.S. persons of interests in or accounts with those entities). Recently released proposed Regulations defer this withholding obligation until January 1, 2014 for payments of dividends on U.S. common stock and until January 1, 2015 for gross proceeds from dispositions of U.S. common stock. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Additional Tax on Investment Income.    For taxable years beginning after December 31, 2012, certain persons, including certain individuals, estates and trusts that do not qualify as “nonresident aliens” within the meaning of Section 1411 of the Code and whose income exceeds certain thresholds, will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from the disposition of property (other than property held in a trade or business). The term “nonresident alien” is not defined in Section 1411 or elsewhere in the Code, and it is unclear whether the term refers only to nonresident alien individuals or whether the term also includes foreign estates and trusts. Accordingly, Non-U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of the additional tax on investment income on their ownership and disposition of our common stock.

UNDERWRITING

The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	1,000,000
J.P. Morgan Securities LLC	1,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,000,000
Credit Suisse Securities (USA) LLC	500,000
SunTrust Robinson Humphrey, Inc.	400,000
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	350,000
RBC Capital Markets, LLC	300,000
Apollo Global Securities, LLC	300,000
Avondale Partners, LLC	75,000
Sterne, Agee & Leach, Inc.	75,000

Total	5,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 750,000 shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 750,000 additional shares.

Paid by the Company
	No Exercise	Full Exercise
Per Share	$0.5525	$0.5525
Total	$1,381,250	$1,381,250

Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per Share	$0.5525	$0.5525
Total	$1,381,250	$1,795,625

Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.3315 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company, the selling stockholders and our directors and executive officers have agreed with the underwriters, subject to certain exceptions, not to offer, issue, sell, pledge, grant any option to purchase, dispose of or hedge, directly or indirectly, any of their common stock or securities convertible into or exchangeable for shares of common stock during the period continuing through the date 90 days after the date of this prospectus supplement, subject to extension in certain circumstances, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans among other exceptions.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise.

The Company may enter into derivative transactions with third parties, or sell securities not covered by this prospectus supplement to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell securities covered by this prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the Company or borrowed from the Company or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the Company in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter or will be identified in a post-effective amendment.

The Company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $0.6 million. The Company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses. In particular, certain affiliates of Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, SunTrust Robinson Humphrey, Inc., RBC Capital Markets, LLC and BB&T Capital Markets, a division of Scott & Stringfellow, LLC are lenders and, in certain instances, agents under the ABL Facility. Apollo Global Securities, LLC, which is one of the underwriters in this offering, is an affiliate of Apollo, which is our controlling stockholder and a selling stockholder in this offering.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CIS A does not extend to acquirers of shares.

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement, you should consult an authorized financial advisor.

CONFLICTS OF INTEREST

Affiliates of Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, SunTrust Robinson Humphrey, Inc., RBC Capital Markets, LLC and BB&T Capital Markets, a division of Scott & Stringfellow, LLC, which are underwriters, are lenders and/or agents under the ABL Facility and may receive more than five percent of the net proceeds from this offering if we repay outstanding borrowings under the ABL Facility (see “Use of Proceeds”). In addition, Apollo Global Securities, LLC, which is an underwriter, is an affiliate of the selling stockholders and such selling stockholders will receive more than five percent of the net proceeds from this offering as a result of their sale of shares of common stock in this offering. Thus, Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, SunTrust Robinson Humphrey, Inc., BB&T Capital Markets, a division of Scott & Stringfellow, LLC, RBC Capital Markets, LLC and Apollo Global Securities, LLC are deemed to have a “conflict of interest” under the applicable provisions of Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc., or FINRA. In accordance with Rule 5121, Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, SunTrust Robinson Humphrey, Inc., RBC Capital Markets, LLC and BB&T Capital Markets, a division of Scott & Stringfellow, LLC will not make sales to discretionary accounts without the prior written consent of the customer. The appointment of a “qualified independent underwriter” is not required in connection with this offering, as a “bona fide public market”, as defined in Rule 5121, exists for our common stock.

LEGAL MATTERS

The validity of the common stock we are offering by this prospectus supplement and the accompanying prospectus will be passed upon for us by Shumaker Loop & Kendrick, LLP, Tampa Florida. Certain legal matters will be passed upon for us and the selling stockholders by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Davis Polk & Wardwell LLP, New York, New York will act as counsel for the underwriters.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2011, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-3 with the SEC regarding this offering. This prospectus supplement and the accompanying prospectus, which are part of the registration statement, do not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov. Certain information about our company may also be obtained from our website at www.qualitydistribution.com. Information contained on our website or any other website does not constitute a part of this prospectus supplement or the accompanying prospectus.

You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Quality Distribution Inc.

4041 Park Oaks Blvd., Suite 200

Tampa, Florida 33610

Phone: (813) 630-5826

The SEC allows us to incorporate by reference into this prospectus supplement and the accompanying prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, except for any information superseded by information contained directly in this prospectus supplement or the accompanying prospectus. Information that we file later with the SEC under the Exchange Act will automatically update information in this prospectus supplement and the accompanying prospectus. In all cases, you should rely on the later information over different information included in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below (other than any portions thereof, which under the Exchange Act and applicable SEC rules, are not deemed “filed” under the Exchange Act) and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011; and

•

The description of our common stock contained in the Registration Statement on Form 8-A filed on November 5, 2003, including any amendments or reports filed for the purposes of updating such description.

All other documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement and prior to the termination of the offerings being made by this prospectus supplement and the accompanying prospectus shall also be deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus and to be a part hereof from the respective dates of the filing of such documents (other than any such documents, or portions thereof, which under the Exchange Act and applicable SEC rules, are not deemed “filed” under that Act). If we have incorporated by reference any statement or information in this prospectus supplement and the accompanying prospectus and we subsequently modify that statement or information with information contained in this prospectus supplement and the accompanying prospectus or a subsequent incorporated document, the statement or information previously incorporated in this prospectus supplement and the accompanying prospectus is also modified or superseded in the same manner.

You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Quality Distribution Inc.

4041 Park Oaks Blvd., Suite 200

Tampa, Florida 33610

Phone: (813) 630-5826

Exhibits to any documents incorporated by reference in this prospectus supplement or the accompanying prospectus will not be sent, however, unless those exhibits have been specifically referenced in this prospectus supplement or the accompanying prospectus.

Quality Distribution, Inc.

Common stock

Preferred stock

Debt securities

We may offer and sell, from time to time, in one or more series or issuances and on terms that we will determine at the time of the offering, any combination of the securities described in this prospectus, up to an aggregate amount of $35,000,000. In addition, our stockholders may offer and resell, from time to time, up to 7,882,530 shares of our common stock. We will provide specific terms of any offering in a supplement to this prospectus. Any prospectus supplement may also add, update, or change information contained in this prospectus. The securities covered by this prospectus may be sold at fixed prices or prices that may be changed, at market prices prevailing at the time of sale, at prices related to those prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

We will provide the specific terms of these offers and sales by us and the selling stockholders in supplements to this prospectus. This prospectus may not be used to sell our securities unless accompanied by a prospectus supplement. You should read this prospectus and any supplements carefully before you invest. We may offer our securities, and the selling stockholders may offer common stock, directly to investors or through agents, underwriters, or dealers. If any agents, underwriters, or dealers are involved in the sale of any of our securities, their name and any applicable purchase price, fee, commission or discount arrangement will be set forth in the applicable prospectus supplement.

Our common stock is traded on The NASDAQ Global Market under the symbol “QLTY.” The last reported sale price on July 19, 2011 was $12.24 per share. We will provide information in any applicable prospectus supplement regarding any listing of securities other than shares of our common stock on any securities exchange.

Investing in our securities involves significant risks. See “Risk Factors” beginning on page 3 of this prospectus and in the applicable prospectus supplement before investing in any securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 1, 2011

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus, or that information contained in any document incorporated or deemed to be incorporated by reference is accurate as of any date other than the date of that document. This document may only be used where it is legal to sell these securities.

The distribution of this prospectus in some jurisdictions may be restricted by law. Persons who receive this prospectus should inform themselves about and observe any such restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities. In this prospectus, unless the context otherwise requires or indicates, (i) the terms “our company,” “Quality Distribution,” “QDI,” “we,” “us” and “our” refer to Quality Distribution, Inc. and its consolidated subsidiaries and their predecessors, (ii) the term “QD LLC” refers to our wholly owned subsidiary, Quality Distribution, LLC, and its consolidated subsidiaries and their predecessors and (iii) the term “Apollo” collectively refers to Apollo Management, L.P. and its affiliates unless the context indicates otherwise.

i

PROSPECTUS SUMMARY

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may offer and sell, from time to time, any combination of the securities described in this prospectus in one or more offerings and at prices and on terms that we determine at the time of the offering, up to a total amount of $35,000,000. In addition, under this shelf registration process, the selling stockholders named in this prospectus may offer and sell, from time to time, up to 7,882,530 shares of our common stock. This prospectus provides you with a general description of the securities that are offered or may be offered in the future. Each time we or the selling stockholders offer any of our securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplements may add, update or change information contained in this prospectus. To the extent that any statement we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the prospectus supplement. You should read this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

Quality Distribution, Inc.

Overview

We operate the largest chemical bulk tank truck network in North America through our wholly owned subsidiary QCI, and are the largest provider of intermodal ISO tank container and depot services in North America through our wholly owned subsidiary, Boasso. QCI has relationships with 29 independent affiliated trucking operations which provide the physical transportation of chemicals, together with its 3 company-operated trucking terminals.

The bulk tank truck market in North America includes all products shipped by bulk tank truck carriers and consists primarily of liquid and dry bulk chemicals (including plastics) and bulk dry and liquid food-grade products. We primarily transport a broad range of chemical products and provide our customers with logistics and other value-added services. We are a core carrier for many of the major companies engaged in chemical processing including Arkema, Ashland, BASF, Dow, DuPont, ExxonMobil, Georgia-Pacific, Honeywell, PPG Industries, Procter & Gamble, Sunoco and Unilever, and we provide services to most of the top 100 chemical producers with North American operations.

Our transportation revenue is a function of the volume of shipments by the bulk chemical industry, prices, the average number of miles driven per load, our market share and the allocation of shipments between tank truck transportation and other modes of transportation such as rail. The volume of shipments of chemical products is, in turn, affected by many other industries and end use markets, including consumer and industrial products, paints and coatings, paper and packaging, agriculture and food products, and tends to vary with changing economic conditions.

Boasso is the largest North American provider of intermodal ISO tank container transportation and depot services with eight terminals located in the eastern half of the United States. In addition to intermodal tank transportation services, Boasso provides tank cleaning, heating, testing, maintenance and storage services to customers. Boasso provides local and over-the-road trucking primarily within the proximity of the port cities where its depots are located and also sells equipment that its customers use for portable alternative storage or office space. Demand for intermodal ISO tank containers is impacted by the aggregate volume of imports and exports of chemicals through North American ports, and Boasso’s revenues are accordingly impacted by this import/export volume. In particular, Boasso’s revenues are driven by the number of shipments through ports at which Boasso has terminals, the volume of rail shipments from ports at which Boasso has terminals, and Boasso’s market share. Global economic conditions and differences among the laws and currencies of foreign nations may also impact the volume of shipments.

Corporate Information

Our company is a Florida corporation formed in 1994. Our principal executive offices are located at 4041 Park Oaks Blvd., Suite 200, Tampa, Florida, 33610, and our telephone number is (813) 630-5826. We are a holding company with no significant assets or operations other than the ownership of 100% of the membership units of QD LLC.

The Securities We May Offer

We may offer up to $35,000,000 of common stock, preferred stock, and debt securities in one or more offerings and in any combination. In addition, the selling stockholders may sell up to 7,882,530 shares of our common stock from time to time in one or more offerings. This prospectus provides you with a general description of the securities we may offer. A prospectus supplement, which we will provide each time we or the selling stockholders offer securities, will describe the specific amounts, prices and terms of these securities.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders, and there are no cumulative rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.

Preferred Stock

Shares of preferred stock may be issued from time to time, in one or more classes or series, with the relative rights, preferences, qualifications, and limitations of the shares of any class or series so established, including, without limitation, the number of shares constituting such class or series, dividend rights, conversion rights, redemption privileges, voting powers, and liquidation preferences, and the ability to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred stock then outstanding) to the extent permitted under law, as our Board of Directors from time to time may adopt by resolution, subject to certain limitations.

Each series of preferred stock, if issued, will be more fully described in the particular prospectus supplement that will accompany this prospectus, including redemption provisions, rights in the event of our liquidation, dissolution or winding up, voting rights and rights to convert into common stock. No shares of our preferred stock are presently outstanding.

Debt Securities

We may offer secured or unsecured obligations in the form of one or more series of senior or subordinated debt. The senior debt securities and the subordinated debt securities are together referred to in this prospectus as the “debt securities.” The subordinated debt securities generally will be entitled to payment only after payment of our senior debt. Senior debt generally includes all debt for money borrowed by us, except debt that is stated in the instrument governing the terms of that debt to be not senior to, or to have the same rank in right of payment as, or to be expressly junior to, the subordinated debt securities.

The debt securities, if offered, will be issued under separate indentures between us and a trustee on specific terms to be determined at the time of offering.

RISK FACTORS

An investment in our securities involves a high degree of risk. The prospectus supplement applicable to each offering of our securities will contain a discussion of the risks applicable to an investment in our securities. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in the applicable prospectus supplement, together with all of the other information contained or incorporated by reference in the prospectus supplement or appearing or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under Item 1A, “Risk Factors,” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, all of which are incorporated herein by reference, and may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future and any prospectus supplement related to a particular offering. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations.

FORWARD-LOOKING STATEMENTS AND CERTAIN CONSIDERATIONS

This prospectus along with other documents that are publicly disseminated by us contain or might contain forward-looking statements within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements included in this prospectus and in any subsequent filings made by us with the SEC, other than statements of historical fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future, are forward-looking statements. These statements represent our reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially. We claim the protection of the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. Examples of forward-looking statements include: (i) projections of revenue, earnings, capital structure and other financial items, (ii) statements of our plans and objectives, (iii) statements of expected future economic performance, and (iv) assumptions underlying statements regarding us or our business. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as “believes,” “expects,” “estimates,” “may,” “will,” “should,” “could,” “seeks,” “plans,” “intends,” “anticipates” or “scheduled to” or the negatives of those terms, or other variations of those terms or comparable language, or by discussions of strategy or other intentions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Important factors that could cause our actual results to be materially different from the forward-looking statements include the risks and other factors discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the period ended March 31, 2011, each of which is incorporated herein by reference, as well as in this prospectus. Some of these factors include:

•

the effect of local and national economic, credit and capital market conditions on the economy in general, and on the particular industries in which we operate, including excess capacity in the industry, the availability of qualified drivers, changes in fuel and insurance prices, interest rate fluctuations, and downturns in customers’ business cycles and shipping requirements;

•	our substantial leverage, our ability to make required payments and restrictions contained in our debt arrangements;

•	competition and rate fluctuations;

•	our reliance on independent affiliates and independent owner-operators;

•	the loss of or material reduction in the services to one or more of our major customers;

•	our liability as a self-insurer to the extent of our deductibles as well as changing conditions and pricing in the insurance marketplace;

•	increased unionization, which could increase our operating costs or constrain operating flexibility;

•	changes in the future, or our inability to comply with, governmental regulations and legislative changes affecting the transportation industry;

•	our ability to comply with current and future environmental regulations and the increasing costs relating to environmental compliance;

•	potential disruption at U.S. ports of entry;

•	diesel fuel prices and our ability to recover costs through fuel surcharges;

•	our ability to attract and retain qualified drivers;

•	terrorist attacks and the cost of complying with existing and future anti-terrorism security measures;

•	our dependence on senior management;

•	the potential loss of our ability to use our net operating losses to offset future income;

•	potential future impairment charges;

•	the interests of our largest shareholder, which may conflict with your interests;

•	our ability to successfully identify acquisition opportunities, consummate and finance such acquisitions and integrate acquired businesses;

•	our ability to execute plans to enter the transportation business within the frac shale and oil drilling industry;

•	our success in entering new markets;

•	adverse weather conditions;

•	the impact of our restructuring on our operations and costs;

•	changes in health insurance benefit regulations;

•	our liability for our proportionate share of unfunded vested benefit liabilities in the event of our withdrawal from any of our multi-employer pension plans; and

•	changes in planned or actual capital expenditures due to operating needs, changes in regulation, covenants in our debt arrangements and other expenses, including interest expenses.

In addition, there may be other factors that could cause our actual results to be materially different from the results referenced in the forward-looking statements. All forward-looking statements contained in this prospectus are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are made, and we do not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our ratio of earnings to fixed charges. We have not presented a ratio of earnings to fixed charges and preferred stock dividends because we did not have preferred stock outstanding as of the date of this prospectus. The following table should be read in conjunction with our consolidated financial statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10–K for the fiscal year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011, which are incorporated by reference herein. For further information, please see Exhibit 12.1 (Computation of Ratio of Earnings to Fixed Charges) to the registration statement of which this prospectus forms a part.

	For the three months ended March 31,		For the year ended December 31,
	2011	2010	2010	2009	2008	2007	2006

Income/(loss) before income taxes	$2,771	$172	$(6,995)	$(143,285)	$17,052	$(9,642)	$18,002

Total fixed charges	8,906	10,325	41,762	35,531	45,099	39,181	34,575

	$11,677	$10,497	$34,767	$(107,754)	$62,151	$29,539	$52,577

Fixed charges

Operating lease expense	$3,286	$4,973	$16,777	$21,589	$28,658	$23,516	$10,860

Factored at one-third	1,095	1,658	5,592	7,196	9,553	7,839	3,620

Interest expense	7,811	8,667	36,170	28,335	35,546	31,342	30,955

Total fixed charges	$8,906	$10,325	$41,762	$35,531	$45,099	$39,181	$34,575

Ratio of earnings/(loss) to fixed charges	1.3x	1.0x	(1)	(1)	1.4x	(1)	1.5x

(Deficiency)/surplus in fixed charge coverage ratio	$2,771	$172	$(6,995)	$(143,285)	$17,052	$(9,642)	$18,002

(1)	In 2010, 2009 and 2007 earnings were insufficient to cover fixed charges by approximately $7.0 million, $143.3 million and $9.6 million, respectively.

USE OF PROCEEDS

Unless we inform you otherwise in a prospectus supplement, we expect to use the net proceeds from the sale of our securities from time to time as our board of directors may determine, principally to repay or refinance our indebtedness and for general corporate purposes. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. As a result, unless otherwise indicated in the prospectus supplement, our management will have broad discretion to allocate the net proceeds of the offerings. We may temporarily invest net proceeds from the sale of our securities in short-term securities. We will not receive any proceeds from the sale of shares of our common stock by our stockholders. See “Plan of Distribution.”

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock, provisions of our amended and restated articles of incorporation and specific provisions of Florida laws are summaries thereof and are qualified in their entirety by reference to the Florida Business Corporation Act and our amended and restated articles of incorporation and amended and restated bylaws. Copies of our amended and restated articles of incorporation and our amended and restated bylaws have been filed with the SEC.

Under our Amended and Restated Articles of Incorporation which became effective on November 4, 2003, as amended on June 28, 2005 and May 28, 2010, our capital stock consists of 50,000,000 total authorized shares, consisting of (a) 49,000,000 shares designated as “Common Stock,” no par value per share and (b) 1,000,000 shares designated as “Preferred Stock,” no par value per share, of which 600,000 are designated as “Convertible Preferred Stock.”

No holder of shares of our capital stock shall, pursuant to our amended and restated articles of incorporation, have any preferential or preemptive right to subscribe for, purchase or receive any shares of its stock, any options or warrants for shares of its stock, any rights to subscribe to or purchase any shares or any securities which may at any time or from time to time be issued, sold or offered for sale by us.

Pursuant to the terms of certain agreements among us, Apollo and certain other of our shareholders, Apollo and certain other of our shareholders have preemptive rights to purchase shares of our capital stock or securities containing options or warrants to acquire shares of our capital stock if we propose to issue any such securities. However, such rights are not implicated by this offering. In addition, Apollo and certain shareholders and management have piggyback registration rights entitling them to require us to register shares of our common stock owned by them in connection with certain registration statements filed by us. Such rights have either been waived or are not applicable in connection with this offering.

As of June 15, 2011, there were outstanding 23.9 million shares of common stock held by approximately 68 shareholders of record and no shares of preferred stock were outstanding. In addition, as of June 15, 2011, there were outstanding options to purchase an aggregate of approximately 2.3 million shares of common stock and outstanding warrants to purchase an aggregate of approximately 442,356 shares of common stock.

Common Stock

The holders of shares of our common stock are entitled to:

•	one vote for each share of common stock held of record on all matters submitted to a vote of shareholders;

•

receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor, after all required dividends are paid to the holders of our outstanding shares of Preferred Stock; and

•

in the event of our liquidation, dissolution or winding up, share ratably in all assets which remain after payment of all of our corporate debts and the required payment of all amounts due to the holders of our outstanding shares of Preferred Stock, if any.

Voting is noncumulative, and all shares of our common stock outstanding on December 31, 2010 were fully paid and non-assessable.

Preferred Stock

Shares of preferred stock may be issued from time to time, in one or more classes or series, with the relative rights, preferences, qualifications, and limitations of the shares of any class or series so established, including, without limitation, the number of shares constituting such class or series, dividend rights, conversion rights, redemption privileges, voting powers, and liquidation preferences, and the ability to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred stock then outstanding) to the extent permitted under the FBCA (as defined below), as our Board of Directors from time to time may adopt by resolution, subject to certain limitations described below.

Effect of Florida Anti-Takeover Provisions

We are subject to several anti-takeover provisions under the Florida Business Corporation Act (the “FBCA”) that may deter or hinder takeovers of Florida corporations. Florida’s control share acquisition statute generally provides that shares acquired in a “control share acquisition” will not possess any voting rights unless either the Board of Directors approves the acquisition or such voting rights are approved by a majority of the corporation’s voting shares, excluding interested shares. Interested shares are those held by our officers and inside directors and by the acquiring party. A “control share acquisition” is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding “control shares” of a publicly held Florida corporation. “Control shares” are shares that, except for Florida’s control share acquisition statute, would have voting power that, when added to all other shares that can be voted by the acquiring party, would entitle the acquiring party, immediately after the acquisition of such shares, directly or indirectly, to exercise voting power in the election of directors within any of the following ranges:

•	at least 20% but less than 33 1/3% of all voting power;

•	at least 33 1/3% but less than a majority of all voting power; or

•	a majority or more of all voting power.

We are also subject to the “affiliated transactions” statute of the FBCA. The affiliated transactions statute is designed to deter coercive tender offers that are not approved by the disinterested directors and generally requires special approval for a publicly-held Florida corporation to engage in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder.” An interested shareholder is a person who, together with affiliates and associates, beneficially owns more than 10% of the corporation’s outstanding voting shares.

The affiliated transaction statute requires that any affiliated transaction with an interested shareholder receive the approval of either a majority of the disinterested directors or two-thirds vote of the shares held by disinterested shareholders. Absent either such approval, a statutory fair price must be paid to all of the shareholders.

Indemnification of Directors and Officers

Section 607.0850 of the Florida Business Corporation Act, or FBCA, permits, in general, a Florida corporation to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or served another entity in any capacity at the request of the corporation, against liability incurred in connection with such proceeding, including the estimated expenses of litigating the proceedings to conclusion and the expenses actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if such person acted in good faith for a purpose he or she reasonably believed to be in, or not opposed to, the best interest of the corporation and, in criminal actions or proceedings, additionally had no reasonable cause to believe that his or her conduct was unlawful. Section 607.0850(6) of the FBCA permits the corporation to pay such costs or expenses in advance of a final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification under the FBCA. Section 607.0850 of the FBCA provides that the indemnification and advancement of expense provisions contained in the FBCA shall not be deemed exclusive of any rights to which a director or officer seeking indemnification or advancement of expenses may be entitled.

In accordance with the provisions of our amended and restated bylaws and amended and restated articles of incorporation, we shall indemnify, to the fullest extent permitted by law, any person who is or was a party to, or is threatened to be made a party to, any threatened, pending or contemplated action, suit or other type of proceeding (other than an action by or in our right), whether civil, criminal, administrative, investigative or otherwise, and whether formal or informal, by reason of the fact that such person is or was our director or officer or is or was serving at our request (as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against judgments, amounts paid in settlement, penalties, fines (including an excise tax assessed with respect to any employee benefit plan) and expenses (including counsel fees) actually and reasonably incurred in connection with any such action, suit or other proceeding, including any appeal thereof, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any such action, suit or other proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner that such person reasonably believed to be in, or not opposed to, our best interests or, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

In accordance with the provisions of our amended and restated bylaws and amended and restated articles of incorporation, we shall indemnify, to the fullest extent permitted by law, any person who is or was a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or other type of proceeding by or in our right to procure a judgment in its favor by reason of the fact that such person is or was our director or officer or is or was serving at our request (as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including counsel fees, including those for appeal) and amounts paid in settlement not exceeding, in the judgment of our Board of Directors, the estimated expense of litigating the action, suit, or other proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such action, suit, or other proceeding, including any appeal thereof if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such action, suit, or other proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

NASDAQ Trading

Our common stock is listed on The NASDAQ Global Market under the symbol “QLTY.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

DESCRIPTION OF DEBT SECURITIES

The following description, together with the additional information we may include in any applicable prospectus supplement and in any related free writing prospectuses, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms summarized below will apply generally to any debt securities that we may offer, we will describe the particular terms of any debt securities in more detail in the applicable prospectus supplement. The terms of any debt securities offered under a prospectus supplement may differ from the terms described below. We will file as exhibits to the registration statement of which this prospectus is a part, or will incorporate by reference from reports that we file with the SEC, a form of indenture pursuant to which the debt securities will be issued and a form of debt security that describes the terms of the particular debt securities we are offering before the issuance of the related debt securities. We may issue debt securities from time to time in one or more distinct series. The debt securities may be senior debt securities or subordinated debt securities. Senior debt securities may be issued under a senior indenture and subordinated debt securities may be issued under a subordinated indenture. If we issue debt securities pursuant to an indenture, we will specify the trustee under such indenture in the applicable prospectus supplement. We will include in a supplement to this prospectus the specific terms of debt securities being offered, including the terms, if any, on which debt securities may be convertible into or exchangeable for common stock or other debt securities. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of debt securities and any indentures are summaries of those provisions, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the debt securities and the indentures (including any amendments or supplements we may enter into from time to time which are permitted under the debt securities or any indenture).

Unless otherwise specified in a prospectus supplement, the debt securities will be our direct unsecured obligations. Any debt securities designated as senior will rank equally with any of our other senior and unsubordinated debt. Any debt securities designated as subordinated will be subordinate and junior in right of payment to any senior indebtedness. There may be subordinated debt securities that are senior or junior to other series of subordinated debt securities.

The applicable prospectus supplement will set forth the terms of the debt securities or any series thereof, including, if applicable:

•	the title of the debt securities and whether the debt securities will be senior debt securities or subordinated debt securities;

•	any limit upon the aggregate principal amount of the debt securities;

•	the date or dates on which the principal amount of the debt securities will mature;

•

if the debt securities bear interest, the rate or rates at which the debt securities bear interest, or the method for determining the interest rate, and the date or dates from which interest will accrue;

•	if the debt securities bear interest, the dates on which interest will be payable, or the method for determining such dates, and the regular record dates for interest payments;

•

the place or places where the payment of principal, any premium and interest will be made, where the debt securities may be surrendered for transfer or exchange and where notices or demands to or upon us may be served;

•	any optional redemption provisions, which would allow us to redeem the debt securities in whole or in part;

•	any sinking fund or other provisions that would obligate us to redeem, repay or purchase the debt securities;

•

if the currency in which the debt securities will be issuable is United States dollars, the denominations in which any registered securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

•	if other than the entire principal amount, the portion of the principal amount of debt securities which will be payable upon a declaration of acceleration of the maturity of the debt securities;

•

the events of default and covenants relevant to the debt securities, including, the inapplicability of any event of default or covenant set forth in the indenture relating to the debt securities, or the applicability of any other events of defaults or covenants in addition to the events of default or covenants set forth in the indenture relating to the debt securities;

•	the name and location of the corporate trust office of the applicable trustee under the indenture for such debt securities;

•	if other than United States dollars, the currency in which the debt securities will be paid or denominated;

•

if the debt securities are to be payable, at our election or the election of a holder of the debt securities, in a currency other than that in which the debt securities are denominated or stated to be payable, the terms and conditions upon which that election may be made, and the time and manner of determining the exchange rate between the currency in which the debt securities are denominated or stated to be payable and the currency in which the debt securities are to be so payable;

•	the designation of the original currency determination agent, if any;

•	if the debt securities are issuable as indexed securities, the manner in which the amount of payments of principal, any premium and interest will be determined;

•	if the debt securities do not bear interest, the dates on which we will furnish to the applicable trustee the names and addresses of the holders of the debt securities;

•	any provisions for the satisfaction and discharge or defeasance or covenant defeasance of the indenture under which the debt securities are issued;

•	the date as of which any bearer securities and any global security will be dated if other than the date of original issuance of the first debt security of a particular series to be issued;

•	whether and under what circumstances we will pay additional amounts to non-United States holders in respect of any tax assessment or government charge;

•

whether the debt securities will be issued in whole or in part in the form of a global security or securities and, in that case, any depositary and global exchange agent for the global security or securities, whether the global form shall be permanent or temporary;

•

if debt securities are to be issuable initially in the form of a temporary global security, the circumstances under which the temporary global security can be exchanged for definitive debt securities and whether the definitive debt securities will be registered securities and provisions relating to the payment of interest in respect of any portion of a global security payable in respect of an interest payment date prior to the exchange date;

•	the extent and manner to which payment on or in respect of debt securities will be subordinated to the prior payment of our other liabilities and obligations;

•	whether payment of any amount due under the debt securities will be guaranteed by one or more guarantors, including one or more of our subsidiaries;

•	whether the debt securities will be secured or unsecured;

•	whether the debt securities will be convertible and the terms of any conversion provisions;

•	the forms of the debt securities;

•	a discussion of any material United States federal income tax consequences of owning and disposing of the debt securities; and

•	any other terms of the debt securities, which terms shall not be inconsistent with the requirements of the Trust Indenture Act of 1939, as amended.

This prospectus is part of a registration statement that provides that we may issue debt securities from time to time in one or more series under one or more indentures, in each case with the same or various maturities, at par or at a discount. Unless indicated in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance.

Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture.

We intend to disclose any restrictive covenants for any issuance or series of debt securities in the applicable prospectus supplement.

SELLING STOCKHOLDERS

This prospectus also relates to the possible resale of up to 7,882,530 shares of our common stock by Apollo and certain of our other stockholders from time to time in one or more offerings. The selling stockholders had acquired preferred stock of QDI in private placement transactions that occurred in 1998 and 2002. In 2003, pursuant to an amendment to the terms of our preferred stock, each share of preferred stock was converted into shares of common stock of QDI. Information about selling stockholders, where applicable, will be set forth in a prospectus supplement or in filings we make with the SEC, which are incorporated by reference into this prospectus.

PLAN OF DISTRIBUTION

We and the selling stockholders currently intend to offer and sell pursuant to one or more prospectus supplements, from time to time, the securities offered by this prospectus, in one or more underwritten or other public offerings and at prices and on terms that will be determined at the time of the offering. The selling stockholders initially acquired their shares of our common stock in private placement transactions completed prior to the date of this prospectus. We will pay for all costs, expenses and fees in connection with the registration of the securities. In addition, we have agreed to indemnify the selling stockholders against certain liabilities in connection with offerings of the shares of common stock. The selling stockholders will pay for all selling discounts and commissions, if any, on the shares of stock offered by them.

However, we and/or the selling stockholders also may offer and sell our securities, as applicable:

•	through agents or underwriters;

•

through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	directly to one or more purchasers (through a specific bidding or auction process or otherwise); or

•	through a combination of any of these methods of sale.

The distribution of our securities may be effected from time to time in one or more transactions either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices relating to the prevailing market prices; or

•	at negotiated prices.

Offers to purchase our securities may be solicited by agents designated by us and/or the selling stockholders from time to time. Any agent involved in the offer or sale of our securities will be named, and any commissions payable by us and/or the selling stockholders to the agent will be described, in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold.

The selling stockholders may transfer their shares of common stock in ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer. The selling stockholders may also sell any shares of common stock that qualify for sale pursuant to Rule 144.

If we and/or the selling stockholders offer and sell our securities through an underwriter or underwriters, we and/or the selling stockholders will execute an underwriting agreement with the underwriter or underwriters. The names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, which may be in the form of discounts, concessions or commissions, if any, will be described in the applicable prospectus supplement, which, along with this prospectus, will be used by the underwriters to make resales of our securities. If underwriters are used in the sale of any of our securities in connection with this prospectus, those securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters and us and/or the selling stockholders at the time of sale. Our securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are used in the sale of our securities, unless otherwise indicated in a related prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to some conditions precedent and that with respect to a sale of our securities the underwriters will be obligated to purchase all such securities if any are purchased. Underwriting compensation in connection with any offering will not exceed 8% of gross offering proceeds. It is possible that Morgan Joseph LLC may participate in offers and sales of our securities. An affiliate of Apollo Management, L.P., which controls our largest shareholder, has interests in Morgan Joseph LLC and its affiliates. Therefore, under FINRA Rule 5121, Morgan Joseph LLC is deemed to be an affiliate of the Company.

If any underwriters are involved in the offer and sale of our securities, they will be permitted to engage in transactions that maintain or otherwise affect the price of such securities or other securities of ours. These transactions may include over-allotment transactions, purchases to cover short positions created by an underwriter in connection with the offering and the imposition of penalty bids. If an underwriter creates a short position in the securities in connection with the offering, i.e., if it sells more securities than set forth on the cover page of the applicable prospectus supplement, the underwriter may reduce that short position by purchasing securities in the open market. In general, purchases of securities to reduce a short position could cause the price of the securities to be higher than it might be in the absence of such purchases. As noted above, underwriters may also choose to impose penalty bids on other underwriters and/or selling group members. This means that if underwriters purchase securities on the open market to reduce their short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from those underwriters and/or selling group members who sold such securities as part of the offering.

If we and/or the selling stockholders offer and sell our securities through a dealer, we, the selling stockholders or an underwriter will sell our securities to the dealer, as principal. The dealer may then resell our securities to the public at varying prices to be determined by the dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of our securities so offered and sold. The name of the dealer and the terms of the transactions will be set forth in the applicable prospectus supplement.

We and/or the selling stockholders may solicit offers to purchase our securities directly and we and/or the selling stockholders may sell our securities directly to institutional or other investors, who may be deemed to be an underwriter within the meaning of the Securities Act with respect to any resales of those securities. The terms of these sales, including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement.

We and/or the selling stockholders may enter into agreements with agents, underwriters and dealers under which we may agree to indemnify the agents, underwriters and dealers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make with respect to these liabilities. The terms and conditions of this indemnification or contribution will be described in the applicable prospectus supplement.

Some of the agents, underwriters or dealers or their affiliates may be customers of, engage in transactions with or perform services for us, the selling stockholders or any of our or their affiliates in the ordinary course of business.

We and/or the selling stockholders may authorize our respective agents or underwriters to solicit offers to purchase our securities at the public offering price under delayed delivery contracts. The terms of these delayed delivery contracts, including when payment for and delivery of our securities sold will be made under the contracts and any conditions to each party’s performance set forth in the contracts, will be described in the applicable prospectus supplement. The compensation received by underwriters or agents soliciting purchases of our securities under delayed delivery contracts will also be described in the applicable prospectus supplement.

The selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Any profit they realize on the resale of our common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholder can presently estimate the amount of any such compensation.

From time to time, the selling stockholders may pledge or grant a security interest in some or all of our shares of common stock owned by them. If the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell such common stock from time to time by this prospectus. The selling stockholders also may transfer and donate our common stock owned by them in other circumstances. The number of shares of our common stock beneficially owned by selling stockholders will decrease as and when the selling stockholders transfer or donate their shares of our common stock or default in performing obligations secured by their shares of our common stock. The plan of distribution for the securities offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, pledgees, other secured parties or other successors in interest will be the selling stockholders for purposes of this prospectus.

If we sell any common shares pursuant to a prospectus supplement, the shares will be listed on The NASDAQ Global Market.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Shumaker Loop & Kendrick, LLP.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-3 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov. Certain information about our company may also be obtained from our website at www.qualitydistribution.com. Information contained on our website or any other website does not constitute a part of this prospectus.

You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Quality Distribution, Inc.

4041 Park Oaks Blvd., Suite 200

Tampa, Florida 33610

Phone: (813) 630-5826

The SEC allows us to incorporate by reference into this prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. Information that we file later with the SEC under the Exchange Act will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. We incorporate by reference the documents listed below (other than any portions thereof, which under the Exchange Act and applicable SEC rules, are not deemed “filed” under the Exchange Act) and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed:

•

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (including information specifically incorporated by reference into the Annual Report on Form 10-K from the Company’s Definitive Proxy Statement on Schedule 14A filed on April 19, 2011);

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011;

•	Our Current Reports on Form 8-K filed on May 4, 2011, May 24, 2011 and June 23, 2011; and

•

The description of our common stock contained in the Registration Statement on Form 8-A filed on November 5, 2003, including any amendments or reports filed for the purposes of updating such description.

All other documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement and prior to the termination of the offerings being made by this prospectus shall also be deemed to be incorporated by reference in this prospectus and to be a part hereof from the respective dates of the filing of such documents (other than any such documents, or portions thereof, which under the Exchange Act and applicable SEC rules, are not deemed “filed” under the Exchange Act). If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information with information contained in this prospectus or a subsequent incorporated document, the statement or information previously incorporated in this prospectus is also modified or superseded in the same manner.

You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Quality Distribution, Inc.

4041 Park Oaks Blvd., Suite 200

Tampa, Florida 33610

Phone: (813) 630-5826

Exhibits to any documents incorporated by reference in this prospectus will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

5,000,000 Shares

Quality Distribution, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.	J.P. Morgan	BofA Merrill Lynch	Credit Suisse

SunTrust Robinson Humphrey	BB&T Capital Markets	RBC Capital Markets

Apollo Global Securities, LLC	Avondale Partners	Sterne Agee